AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 29, 2002

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Form S-3
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Harris Corporation
(Exact name of registrant as specified in its charter)

Delaware	34-0276860
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification Number)*

1025 West NASA Boulevard
Melbourne, Florida 32919
(321) 727-9100
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Scott T. Mikuen, Esq.
Vice President – Counsel,
Corporate & Commercial Operations, Assistant Secretary
HARRIS CORPORATION
1025 West NASA Boulevard
Melbourne, Florida 32919
(321) 727-9100
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
T. Malcolm Graham, Esq.
Holland & Knight LLP
50 North Laura Street, Suite 3900
Jacksonville, Florida 32202
(904) 353-2000

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this Registration Statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

If any of the securities on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
3.5% Convertible Debentures due 2022	$150,000,000	100%(1)	$150,000,000(1)	$13,800
Common Stock, par value $1.00 per share, underlying the convertible debentures	3,314,917 shares (2)	(3)	(3)	(3)

(1) This price is exclusive of accrued interest and is estimated solely for purposes of calculating the registration fee. The debentures were issued at an original issue discount price of 100% of the principal amount, which represents an aggregate issue price of $150,000,000.

(2) Registered hereunder also are an indeterminate number of shares of common stock issuable upon conversion of the debentures, including associated preferred stock purchase rights. The debentures are initially convertible into shares of common stock at a conversion rate of 22.0994 shares of common stock per $1,000 principal amount of debentures (equivalent to an initial conversion price of $45.25 per share based upon the issue price of the debentures), subject to adjustments under certain circumstances. Thus, initially, the number of shares of common stock issuable upon conversion of the debentures is 3,314,917. Pursuant to Rule 416 under the Securities Act, such number of shares of common stock registered hereunder shall include an indeterminate number of shares of common stock that may be issued in connection with a stock split, stock dividend, recapitalization or similar event or adjustment in the number of shares issuable as provided in the indenture governing the debentures.

(3) The shares of common stock issuable upon conversion of the debentures will be issued for no additional consideration, and therefore no registration fee is required pursuant to Rule 457(i).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting under said Section 8(a), may determine.

Subject to completion. Dated October 29, 2002.

PROSPECTUS

Harris Corporation

$150,000,000



3.5% Convertible Debentures due 2022
and
3,314,917 Shares of Common Stock Issuable Upon
Conversion of the Debentures

This prospectus relates to the offering for resale of our 3.5% Convertible Debentures due 2022 and the shares of our common stock issuable upon conversion of the debentures, including preferred stock purchase rights associated with our common stock. We issued the debentures in a private placement in August 2002 at par. This prospectus will be used by selling securityholders to resell their debentures and shares of our common stock issuable upon conversion of their debentures. We will not receive any proceeds from sales by the selling securityholders.

Interest on the debentures is payable on August 15 and February 15 of each year, beginning on February 15, 2003. The debentures initially are convertible by holders into 22.0994 shares of our common stock for each $1,000 principal amount of debentures (equivalent to an initial conversion price of $45.25 per share based on the issue price of the debentures) under any of the following circumstances: (i) during any calendar quarter if the closing sale price of our common stock, for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the previous calendar quarter, is more than 110 percent of the applicable conversion price per share of our common stock on such last trading day, (ii) if we have called the debentures for redemption, (iii) upon the occurrence of specified credit rating events with respect to the debentures, or (iv) upon the occurrence of specified corporate transactions. The conversion rate may be adjusted as described in this prospectus. As of October 29, 2002 the debentures were not immediately convertible.

Our common stock is quoted on the New York Stock Exchange under the symbol "HRS." The last reported price of our common stock on October 23, 2002 was $27.48 per share.

The interest rate on the debentures initially is 3.5% per year, which will be reset (but not below 3.5% or above 5.5%) on August 15, 2007, August 15, 2012 and August 15, 2017. For U.S. federal income tax purposes, holders will be required to treat the debentures as contingent payment debt instruments. See "Certain United States Federal Income Tax Considerations."

The debentures will mature on August 15, 2022, unless earlier redeemed, repurchased or converted. We may redeem for cash some or all of the debentures at any time on or after August 18, 2007 at a price equal to 100 percent of the principal amount of the debentures to be redeemed plus any accrued and unpaid interest to the redemption date.

Holders may require us to purchase for cash all or a portion of their debentures on August 15, 2007, August 15, 2012 and August 15, 2017 at a price equal to 100 percent of the principal amount of the debentures to be purchased plus accrued and unpaid interest to the purchase date. Holders also may require us to purchase debentures for cash upon a Change of Control (as defined in this prospectus) involving us. In the case of a purchase upon a Change of Control, the purchase price will be equal to 100 percent of the principal amount of the debentures to be purchased plus accrued and unpaid interest to the purchase date.

The debentures are our unsubordinated, unsecured obligations and rank equally with all of our other unsubordinated, unsecured indebtedness.

Investing in the debentures or the common stock into which the debentures are convertible involves risks. See "Risk Factors" beginning on page 7.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus is ●, 2002.

TABLE OF CONTENTS

You should rely only on the information contained in or incorporated by reference in this prospectus or a prospectus supplement. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission, which we refer to in this prospectus as the "SEC", utilizing a "shelf" registration process or continuous offering process. Under this shelf registration process, the selling securityholders may, from time to time, sell the securities described in this prospectus in one or more offerings.

This prospectus provides you with a general description of the securities which may be offered by the selling securityholders. Each time a selling securityholder sells securities, the selling securityholder is required to provide you with a prospectus and a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or other special considerations applicable to those securities. Any prospectus supplement may also add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with additional information described under "Where You Can Find More Information."

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

Some of the information that you may want to consider in deciding whether to invest in the debentures or the common stock is not included in this prospectus, but rather is incorporated by reference to certain reports that we have filed with the SEC. This permits us to disclose important information to you by referring to those documents rather than repeating them in full in this prospectus. The information incorporated by reference in this prospectus contains important business and financial information. We incorporate by reference in this prospectus the following documents filed by us with the SEC (File No. 1-3863):

(1) Annual Report on Form 10-K for the fiscal year ended June 28, 2002;

(2) Proxy Statement filed with the SEC pursuant to Section 14(a) of the Exchange Act on September 13, 2002; and

(3) Current Reports on Form 8-K filed with the SEC on July 16, 2002, August 21, 2002, August 26, 2002, September 9, 2002, September 27, 2002 and October 16, 2002.

All documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of this prospectus to the end of the offering of the debentures and common stock under this document shall also be deemed to be incorporated herein by reference. Further, all documents that we file with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act from the date of the initial filing of the registration statement of which this prospectus forms a part and prior to the effectiveness of that registration statement shall also be deemed to be incorporated herein by reference. The information contained on our website is not incorporated into this prospectus.

We will provide to each person to whom a copy of this prospectus has been delivered, upon the written or oral request of such person, a copy of any documents that have been or may be incorporated by reference in this prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents, and a copy of the indenture and registration rights agreement referred to herein, at no cost. You should direct any such requests to us at the following address and telephone number: Harris Corporation, 1025 West NASA Boulevard, Melbourne, Florida 32919, Attention: Corporate Secretary, or by telephone to Corporate Secretary at (321) 727-9100.

Statements made in this prospectus or in any document incorporated by reference in this prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the documents incorporated by reference, each such statement being qualified in all material respects by such reference.

Any statement made in a document incorporated by reference or deemed incorporated by reference into this prospectus is deemed to be modified or superseded for purposes of this prospectus if a statement contained in this prospectus or in any other subsequently filed document that also is incorporated or deemed incorporated by reference herein modifies or supersedes that statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated in this prospectus by reference contain forward-looking statements that involve risks and uncertainties, as well as assumptions that, if they never materialize or prove incorrect, could cause our results to differ materially from those expressed or implied by such forward-looking statements. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including statements of our plans, strategies and objectives for future operations; any statements concerning new products, services or developments; any statements regarding future economic conditions, performance or outlook; statements as to the outcome of contingencies; statements as to the value of our contract awards and programs; statements of belief or expectation; and any statements of assumptions underlying any of the foregoing. Forward-looking statements reflect our management's current expectations, assumptions and estimates of future performance and economic conditions and are based upon currently available data. Such statements are made in reliance upon the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act") and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by their use of forward-looking terminology, such as "believes," "expects," "may," "should," "would," "will," "intends," "plans," "estimates," "anticipates" and similar words. We caution investors that any forward-looking statements are subject to risks and uncertainties that may cause actual results and future trends to differ materially from those matters expressed in or implied by such forward-looking statements. Our consolidated results and the forward-looking statements could be affected by many factors, including:

- uncertain economic conditions which makes it difficult to estimate growth in our markets and, as a result, future income and expenditures;

- the severe telecommunications slow-down, which has and may continue to have a negative impact on our telecom business;

- the ability to meet our cost reduction goals;

- financial and government and regulatory risks relating to international sales and operations, including fluctuations in foreign currency exchange rates and the effectiveness of our currency hedging program;

- government import and export policies and other government regulations;

- the fair values of our portfolio of passive investments, which are subject to significant price volatility or erosion;

- our ability to continue to develop new products that achieve market acceptance;

- strategic acquisitions and the risks and uncertainties related thereto, including the ability to manage and integrate acquired businesses;

- potential changes in government or customer priorities due to program reviews or revisions to strategic objectives, including potential failure to fund government contracts;

- risks inherent with large long-term fixed price contracts, particularly the ability to contain cost overruns;

- termination of government contracts;

- the performance of critical subcontractors or suppliers;

- potential claims that we are infringing the intellectual property of third parties;

- the successful resolution of patent infringement claims and the ultimate outcome of contingencies, litigation and legal matters;

- the impact of competitive products and pricing;

- the ability to recruit and retain qualified personnel;

- general economic conditions in the markets in which we operate; and

- the risks described from time to time in our Annual Report on Form 10-K and other filings under the Exchange Act.

The forward-looking statements contained in this prospectus are made as of the date hereof and we disclaim any intention or obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ materially from those projected in the forward-looking statements, whether as a result of new information, future events or otherwise. You should not place undue reliance on these forward-looking statements, which reflect our management's opinions only as of the date of this prospectus. Forward-looking statements involve a number of risks or uncertainties including, but not limited to, the risks described or referred to under the heading "Risk Factors" beginning on page 7 of this prospectus. **All forward-looking statements are qualified by and should be read in conjunction with those risk factors.**

PROSPECTUS SUMMARY

This summary highlights selected information from this prospectus. It does not contain all of the important information that is necessary for you to understand this offering or the terms of the debentures and the shares of our common stock issuable upon conversion of the debentures. You should read this entire prospectus carefully, including the "Risk Factors" section beginning on page 7, our consolidated financial statements and the related notes incorporated herein by reference. Unless otherwise indicated or the context otherwise requires, dates in this prospectus that refer to a particular fiscal year (e.g., fiscal 2002) refer to the fiscal year ended on the Friday nearest to June 30 of that year.

In this prospectus, unless otherwise indicated or the context otherwise requires, the "Company," "Harris," "we," "us" and "our" refers to Harris Corporation and its consolidated subsidiaries.

Harris Corporation

We are, along with our subsidiaries, an international communications equipment company focused on providing product, system and service solutions for commercial and government customers. Our five operating divisions serve markets for government communications and information processing, tactical radios, microwave, network support and broadcast. Our principal executive offices are located at 1025 West NASA Boulevard, Melbourne, Florida 32919, and our telephone number is (321) 727-9100

During fiscal 2000, we completed our repositioning as a company focused on communications and communications equipment. During fiscal 2000, we (1) completed the spin-off of our Lanier Worldwide, Inc. office products subsidiary, (2) completed the sale of our semiconductor business, and (3) exited from the telephone switching and alarm management product lines. As a result of these actions, our consolidated financial statements and notes for fiscal 2000 and prior periods report the Lanier Worldwide, Inc. and semiconductor businesses as discontinued operations and, accordingly, prior periods have been restated.

We structure our operations around the following five business segments:

- Government Communications Systems,

- RF Communications,

- Microwave Communications,

- Network Support, and

- Broadcast Communications.

Financial information with respect to all of our other activities is reported as part of Headquarters Expense or Non-Operating Income.

Each of our five business segments, which are also referred to by us as "divisions," has been organized on the basis of specific communications markets. For the most part, each operating segment has its own marketing, engineering, manufacturing and product service and maintenance organization. We produce most of the products we sell.

Following is a brief description of the business and products of each of our business segments:

Government Communications Systems

Our Government Communications Systems segment conducts advanced research studies, develops prototypes and designs, develops and produces state-of-the-art airborne, spaceborne and terrestrial communications, information processing equipment and systems for the U.S. Department of Defense, FAA, and other government agencies and also for other large aerospace and defense companies serving the defense industry. This segment also develops and produces information processing and communications systems to collect, store, retrieve, process, analyze, display and distribute information for the U.S. Government, its agencies and its prime contractors.

RF Communications

Our RF Communications segment is a leading supplier of secure wireless voice and data communications products, systems and networks to the U.S. Department of Defense and other Federal and state agencies and to foreign governments' defense agencies. This segment supplies a comprehensive line of secure radio products and systems for man-transportable, mobile, strategic fixed-site and shipboard applications.

Microwave Communications

Our Microwave Communications segment serves the worldwide microwave communications markets. This segment supplies a broad range of digital microwave and millimeter-wave radios for use in wireless telecommunications markets. These products are used by cellular and PCS/PCN operators, government agencies, public safety agencies, utilities, pipelines, railroads, industrial companies, private businesses and telecommunications operators worldwide. This segment provides complete point-to-point and point-to-multipoint microwave systems, including broadband wireless access systems.

Network Support

Our Network Support segment provides test, management and maintenance solutions to public and private communications service providers and network operators around the world. Products range from a comprehensive suite of network management, operation support systems and testing systems to handheld test sets and tools for maintenance and installation technicians.

Broadcast Communications

Our Broadcast Communications segment serves the digital and analog television and radio infrastructure markets, providing transmission, automation, studio and network management equipment and systems. Customers are primarily television and radio broadcasters.

Recent Developments

On September 27, 2002, we completed the sale of our minority ownership interest in our LiveTV, LLC venture to JetBlue Airways Corporation ("JetBlue"). Pursuant to the Membership Interest Purchase Agreement entered into between us, the other owners of the equity of LiveTV, LLC and JetBlue, JetBlue acquired all of the equity interests in LiveTV, LLC. Under the terms of the agreement, JetBlue paid us $19 million cash for our interest in LiveTV, LLC. JetBlue also repaid approximately $40 million of LiveTV debt, roughly half of which was guaranteed by us. We recorded a gain of $18.8 million for this transaction.

On October 16, 2002, we reported revenues and earnings for the first quarter of fiscal 2003. We reported first quarter net income of $19.9 million versus $17.1 million in the prior year first quarter. Revenues were $450.2 million versus revenues of $443.4 million in the first quarter of fiscal 2002.

The Offering

Issuer .... Harris Corporation, a Delaware corporation.

Securities Offered .... $150,000,000 aggregate principal amount of 3.5% debentures due August 15, 2022, and shares of our common stock issuable upon conversion of the debentures.

Maturity Date .... August 15, 2022, unless earlier redeemed, repurchased or converted.

Ranking .... The debentures are our unsubordinated, unsecured obligations and rank equally with all of our other existing and future unsubordinated, unsecured indebtedness. The debentures effectively are subordinated to all of our secured debt to the extent of the value of the assets securing that debt. Also, the debentures are structurally subordinated to all existing and future liabilities and obligations of our subsidiaries, including trade payables. As of September 27, 2002, we had approximately $401.4 million of total indebtedness outstanding, excluding the indebtedness of our subsidiaries, none of which was secured. As of September 27, 2002, our subsidiaries had approximately $15.7 million of outstanding indebtedness, to which the debentures are structurally subordinated.

Interest Rate .... Initially 3.5% per year, subject to reset as set forth below.

Interest Payment Dates .... We will pay interest on the debentures semiannually on August 15 and February 15, commencing on February 15, 2003.

Interest Reset .... The debentures bear interest at an annual rate of 3.5% per year, which will be reset on August 15, 2007, August 15, 2012 and August 15, 2017, at a rate per year equal to the interest rate payable 120 days prior to such reset date on 5-year U.S. Treasury Notes. In no event, however, will the interest rate be reset below 3.5% or above 5.5% per year.

Conversion Rights .... Holders of the debentures will have the right to convert each of their debentures into shares of our common stock prior to the stated maturity under any of the following circumstances:

   (i)   during any calendar quarter if the closing sale price of our common stock, for at least 20 trading days in the 30 consecutive trading day period ending on the last trading day of the previous calendar quarter, is more than 110 percent of the applicable conversion price per share of our common stock on such last trading day;

   (ii) debentures called for redemption may be surrendered for conversion until the close of business on the business day immediately preceding the redemption date;

   (iii) during any period that the long-term credit rating assigned to the debentures by either of Moody's Investors Service Inc. ("Moody's") or Standard & Poor's Ratings Group ("S&P") is at or below Ba1 or BB+, respectively, or if the debentures no longer are rated by either of these ratings services, or if the ratings for the debentures has been suspended by either of these ratings services; or

(iv) upon the occurrence of specified corporate transactions, including if we make a significant distribution to holders of our common stock or if we are a party to specified consolidations, mergers or transfers of all or substantially all of our properties and assets, as described in "Description of Debentures — Conversion Rights."

For each $1,000 of debentures surrendered for conversion, a holder initially will receive 22.0994 shares of our common stock. This represents an initial conversion price of $45.25 per share of our common stock based on the issue price of the debentures. As described in this prospectus, the conversion rate may be adjusted for certain reasons, but it will not be adjusted for accrued interest. Upon conversion, holders will not receive any cash payment representing accrued and unpaid interest other than in the limited circumstances described under "Description of Debentures — Conversion Rights." Instead, accrued and unpaid interest will be deemed paid by the shares of our common stock received by holders on conversion. Debentures called for redemption may be surrendered for conversion until the close of business on the business day immediately prior to the redemption date. The ability to surrender debentures for conversion will expire at the close of business on August 15, 2022, unless the debentures previously have been redeemed or purchased.

Sinking Fund . . . .   None.

Redemption of the Debentures
  at Our Option . . . .   On or after August 18, 2007, we may redeem for cash all or any portion of the debentures, upon not less than 30 nor more than 60 days notice by mail to holders of the debentures. We will pay a purchase price equal to 100 percent of the principal amount of the debentures to be redeemed plus any accrued and unpaid interest to the redemption date. For more information about redemption of the debentures at our option, see "Description of Debentures — Redemption of the Debentures at Our Option."

Purchase of the Debentures
  by Us at the Option of the Holder . .   Holders have the right to require us to purchase for cash all or any portion of the debentures on August 15, 2007, August 15, 2012 and August 15, 2017. In each case, we will pay a purchase price equal to 100 percent of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to the purchase date. For more information about the purchase of the debentures by us at the option of the holder, see "Description of Debentures — Purchase of the Debentures by Us at the Option of the Holder."

Change of Control . . . .   If we undergo a Change of Control (as defined in this prospectus), each holder of the debentures will have the option to require us to purchase for cash all or any portion of such holder's debentures not previously called for redemption. We will pay a purchase price equal to 100 percent of the principal amount of the debentures to be purchased plus any accrued and unpaid interest to the purchase

4

	date. For more information about the purchase of the debentures by us at the option of the holder following a Change of Control, see "Description of Debentures — Change of Control."
Events of Default	If there is an event of default on the debentures, the principal amount of the debentures plus any accrued and unpaid interest may be declared immediately due and payable. These amounts automatically become due and payable in specified circumstances described under "Description of Debentures — Events of Default."
Registration Rights	We have agreed to file a shelf registration statement, of which this prospectus forms a part, under the Securities Act relating to the resale of the debentures and the shares of our common stock issuable upon conversion thereof. Only holders of registrable securities (as defined under "Description of the Debentures — Registration Rights") have the benefit of the registration rights agreement. Upon our failure to comply with certain of our obligations under the registration rights agreement, we will be required to pay liquidated damages to holders of registrable securities.
United States Federal Income Tax Considerations	We will treat the debentures as indebtedness subject to the U.S. Treasury regulations governing contingent payment debt instruments. Each holder will agree, for U.S. federal income tax purposes, to treat the debentures as "contingent payment debt instruments" and to be bound by our application of the U.S. Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for federal income tax purposes will be 7.75% per year, compounded semiannually, which is comparable to the rate at which we have determined we would borrow on a noncontingent, nonconvertible borrowing with terms and conditions otherwise comparable to the debentures (including the term, timing of payments and general market conditions). Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at an annual rate of 7.75% per year, compounded semiannually, with the result being that a holder will recognize taxable income significantly in excess of any cash received while the debentures are outstanding. In addition, a holder will recognize ordinary income upon a conversion of a debenture into shares of our common stock equal to the excess, if any, between the value of the shares of our common stock received on the conversion and the holder's adjusted tax basis in the debenture. A holder's adjusted tax basis in a debenture generally should be equal to the sum of the original purchase price of the debenture and accrued but unpaid interest, decreased by the amount of any "projected payments" previously made on the debenture. See "Certain United States Federal Income Tax Considerations."
	There is some uncertainty as to the proper application of the U.S. Treasury regulations that govern contingent payment debt instruments to a holder of a debenture, and if our treatment was challenged successfully by the Internal Revenue Service (the "IRS"), it might be determined that, among other differences, the holder should have accrued interest income at a lower rate and/or

at different times, should not have recognized gain or loss upon a conversion and should have recognized capital rather than ordinary income or loss upon a taxable disposition of the debenture.

HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX TREATMENT OF THE DEBENTURES AND WHETHER A PURCHASE OF THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE HOLDERS' PARTICULAR TAX SITUATIONS.

Use of Proceeds .... All of the debentures and the shares of our common stock issuable upon conversion of the debentures are being sold by the selling securityholders or their pledgees, donees, transferees or other successors in interest. We will not receive any of the proceeds from any of the resales of the debentures or shares of our common stock issuable upon conversion of the debentures.

Book-Entry System................ The debentures have been issued in book-entry form and are represented by one or more permanent global certificates deposited with, or on behalf of, The Depository Trust Company ("DTC") and registered in the name of a nominee of DTC. Beneficial interests in any of the debentures will be shown on, and transfers will be effected only through, records maintained by DTC or its nominee and any such interest may not be exchanged for certificated securities, except in limited circumstances. See "Description of Debentures — Book-Entry System."

Listing .... The debentures are not listed on any securities exchange or any automated quotation system and we do not intend to apply for listing of the debentures on any securities exchange or any automated quotation system. Our shares of common stock are traded on the New York Stock Exchange under the symbol "HRS."

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the last five fiscal years, and for the quarter ended September 27, 2002, are as follows:

	Quarter Ended	Fiscal Year Ended				
	September 27, 2002	June 28, 2002	June 29, 2001	June 30, 2000	July 2, 1999	July 3, 1998
	(unaudited)					
Ratio of earnings to fixed charges(1)	5.03x	4.73x	2.92x	2.56x	5.35x	6.16x

(1) The ratio of earnings to fixed charges was calculated by dividing (i) earnings (loss), which consists of net income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less interest capitalized during the period and adjusted for undistributed earnings in equity investments, by (ii) fixed charges, which consist of interest expense, capitalized interest and the portion of rental expense under operating leases estimated to be representative of the interest factor.

Risk Factors

In analyzing an investment in the debentures, and the shares of our common stock issuable upon conversion of the debentures, prospective investors should fully consider, along with other matters referred to in this prospectus, the information set forth under "Risk Factors" beginning on page 7.

RISK FACTORS

In considering whether to purchase the debentures and the shares of our common stock issuable upon the conversion of the debentures, you should consider carefully all the information we have included or incorporated by reference in this prospectus. In particular, you should consider carefully the risk factors described below. In addition, please read "Forward-Looking Statements" on page iii of this prospectus, where we describe additional uncertainties associated with our business and the forward-looking statements in this prospectus. The risks and uncertainties described are not the only ones facing us. Additional risks and uncertainties not presently known to us or that we currently do not deem material may also impair our business operations.

Risks Related to the Debentures

We expect that the market price of the debentures will be affected significantly by the price of our common stock and other factors.

The market price of the debentures is expected to be affected significantly by the market price of our common stock. This may result in greater volatility in the market price of the debentures than would be expected for nonconvertible debt securities that we issue. In addition, the debentures have a number of features, including conditions to conversion, which, if not met, could result in the holder of a debenture receiving less than the value of the shares of our common stock into which the debenture otherwise is convertible. These features could affect adversely the value and trading prices of the debentures.

From the beginning of fiscal 2001 until October 23, 2002, the reported high and low sales prices for our common stock ranged from a low of $20.75 to a high of $38.51. See "Market and Price Range of Our Common Stock and Dividend Policy." The market price of our common stock likely will continue to fluctuate in response to the following factors, some of which are beyond our control:

- variations in our performance and prospects;

- changes in financial estimates of our net revenues and operating results or buy/sell recommendations by securities analysts;

- announcements by our competitors or our customers of changes in their financial estimates, including revenues, operating results or capital commitments;

- expectations regarding levels of U.S. and worldwide defense and space budgets;

- announcements of government contract awards;

- investor perception of us and the markets in which we operate;

- announcements by us of significant contracts, acquisitions, strategic partnerships, joint ventures or capital commitments;

- developments related to litigation or investigations involving us;

- any determination that our goodwill from acquisitions is impaired significantly and must be written down pursuant to new goodwill accounting rules that we adopted as of July 1, 2001;

- general financial and other market conditions;

- domestic and international economic conditions;

- perception of domestic and international strength or weakness in the markets served by us; and

- announcements by us or our competitors of new technology and product introductions.

In addition, the stock markets in general, including the New York Stock Exchange, recently have experienced extreme price and trading volume fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may affect adversely the market prices of the debentures and our common stock.

Changes in our credit ratings or the financial and credit markets could adversely affect the market price of the debentures.

The market price of the debentures will be based on a number of factors, including:

- our ratings with major credit rating agencies;

- the prevailing interest rates being paid by companies similar to us; and

- the overall condition of the financial and credit markets.

The condition of the financial and credit markets and prevailing interest rates have fluctuated in the past and are likely to fluctuate in the future. Fluctuations in these factors could have an adverse effect on the price of the debentures.

In addition, credit rating agencies continually revise their ratings for the companies that they follow, including us. The credit rating agencies also evaluate the communications and defense industries as a whole and may change their credit rating for us based on their overall view of our industries, including the prospects for our major end-user markets. We cannot be sure that credit rating agencies will maintain their ratings on the debentures. A negative change in our credit ratings could have an adverse effect on the price of the debentures.

An active trading market for the debentures may not develop.

We cannot assure you that an active trading market for the debentures will develop or as to the liquidity or sustainability of any such market, the ability of holders to sell their debentures or the price at which holders of the debentures may be able to sell their debentures. If an active market for the debentures fails to develop or be sustained, the trading prices of the debentures could be affected adversely. Future trading prices of the debentures also will depend on many other factors, including prevailing interest rates, the market for similar securities, the price of our common stock and our performance. The debentures are not listed on any securities exchange and we do not intend to apply for listing of the debentures on any securities exchange.

We may not have the ability to raise the funds necessary to finance the Change of Control purchase or purchase at the option of the holder.

On August 15, 2007, August 15, 2012 and August 15, 2017, and upon the occurrence of a Change of Control, holders of the debentures may require us to purchase their debentures. However, it is possible that we will not have sufficient funds at that time to make the required purchase of the debentures. In addition, certain important corporate events, such as leveraged recapitalizations, reorganizations, restructurings, mergers or similar transactions that may affect you adversely, may not constitute a Change of Control under the indenture. See "Description of Debentures — Purchase of the Debentures by Us at the Option of the Holder" and "— Change of Control."

Our revolving credit facilities provide that the occurrence of certain events that would constitute a Change of Control for purposes of the debentures also could constitute a default under such facilities. Other future debt instruments may prohibit events that would constitute a Change of Control or that would require such debt to be repurchased or repaid upon a Change of Control. Finally, our ability to pay cash to holders of the debentures upon a repurchase may be limited by our financial resources at the time of such repurchase. Therefore, we cannot assure you that sufficient funds will be available when necessary to make any required repurchases. Our failure to purchase debentures in connection with a Change of Control or purchase at the option of holders would result in a default under the indenture governing the debentures. Such a default would, in turn, constitute a default under our existing revolving credit facilities, and may constitute a default under other debt instruments as well.

Holders will recognize taxable income in excess of cash received.

Each holder will be required to accrue interest on a constant yield to maturity basis at a rate of 7.75 percent, compounded semiannually, with the result being that a holder will recognize taxable income significantly in excess of any cash received while the debentures are outstanding. In addition, a holder will recognize ordinary income upon a conversion of a debenture into shares of our common stock in an amount equal to the excess, if any, between the value of the shares of our common stock received on the conversion and the holder's adjusted tax basis in the debenture. A holder's adjusted tax basis in a debenture generally should be equal to the sum of the original purchase price of the debenture and accrued but unpaid interest, decreased by the amount of any projected payments previously made on the debenture. See "Certain United States Federal Income Tax Considerations."

Risks Related to Our Businesses

We currently are experiencing uncertain economic conditions, which makes it difficult to estimate growth in our markets and, as a result, future income and expenditures.

Current conditions in the domestic and global economies are extremely uncertain. As a result, it is difficult to estimate the level of growth for the economy as a whole. It is even more difficult to estimate growth in various parts of the economy, including some of the markets in which we participate. Because all components of our budgeting and forecasting are dependent upon estimates of growth in the markets we serve, the prevailing economic uncertainty renders estimates of future income and expenditures even more difficult than usual. As a result, we may make significant investments and expenditures but never realize the anticipated benefits, which could affect adversely our results of operations. The future direction of the overall domestic and global economies will have a significant impact on our overall performance.

The severe telecommunications slowdown has had a negative impact on our telecom businesses and continued weakness could further hurt our operations.

During the past year there has been a severe downturn and tightening of capital markets for the telecommunication, cellular and wireless telephone industry in general. Additionally, the Competitive Local Exchange Carrier ("CLEC") business has experienced a severe downturn and many CLECs have ceased operations or have scaled back operations significantly. This slowdown has had an adverse impact upon our network support and microwave businesses and continued weakness may have an adverse impact on the development of the market for our broadband wireless access products.

In response to the slowdown in our telecom business, we have undertaken cost reductions which may not yield the benefits we expect and could have adverse effects on our future business.

In connection with the slowdown in our telecom business, we have undertaken cost-cutting measures intended to reduce our breakeven level of sales and to improve our results. Actions include the consolidation of our Microwave Communications Division's research and development in the United States from three locations to one location and related reductions in engineering staff and other cost-reduction actions. We are also implementing cost-cutting programs at our Network Support Division.

There are risks inherent in our efforts to reduce costs. These include the risk that we will not be able to reduce expenditures quickly enough and sustain them at a level necessary to restore profitability to our telecom businesses, and that we may have to undertake additional cost-cutting measures. In addition, there is the risk that cost-cutting initiatives will impair our ability to effectively develop and market products and remain competitive. Each of the above measures could have a long-term effect on these businesses by reducing our pool of technical talent, decreasing or slowing improvements in our products, making it more difficult for us to respond to customers, and limiting our ability to hire and retain key personnel.

We depend on the U.S. Government for a significant portion of our sales, and the loss of this relationship or a shift in government funding could have adverse consequences on our business.

Approximately 54 percent of our net sales in fiscal 2002 were to the U.S. Government. Therefore, any significant disruption or deterioration of our relationship with the U.S. Government could significantly reduce our revenues. Our U.S. Government programs must compete with programs managed by other defense contractors for a limited number of programs and for uncertain levels of funding. Our competitors continuously engage in efforts to expand their business relationships with the U.S. Government and likely will continue these efforts in the future. The U.S. Government may choose to use other defense contractors for its limited number of defense programs. In addition, the funding of defense programs also competes with nondefense spending of the U.S. Government. Budget decisions made by the U.S. Government are outside of our control and have long-term consequences for our business. A shift in government defense spending to other programs in which we are not involved, or a reduction in U.S. Government defense spending generally, could have adverse consequences on our business.

We derive a significant portion of our revenues from international sales and are subject to the risks of doing business in foreign countries including fluctuations in foreign currency exchange rates.

In fiscal 2002, revenues from products exported from the U.S. or manufactured abroad were 22 percent of our total sales. Approximately 56 percent of our international business in fiscal 2002 was transacted in local currency environments. Losses resulting from currency rate fluctuations can adversely affect our results. We expect that international sales will continue to account for a significant portion of our total sales. As a result, we are subject to risks of doing business internationally, including:

- currency exchange controls, fluctuations of currency and currency revaluations,

- the laws, regulations and policies of foreign governments relating to investments and operations, as well as U.S. laws affecting the activities of U.S. companies abroad,

- changes in regulatory requirements, including imposition of tariffs or embargoes, export controls and other trade restrictions,

- uncertainties and restrictions concerning the availability of funding, credit or guarantees,

- the difficulty of managing an organization doing business in many countries,

- import and export licensing requirements and regulations,

- taxes,

- uncertainties as to local laws and enforcement of contract and intellectual property rights and occasional requirements for onerous contract clauses, and

- rapid changes in government, economic and political policies, political or civil unrest or the threat of international boycotts or U.S. anti-boycott legislation.

While these factors or the impact of these factors are difficult to predict, any one or more of them could adversely affect our operations in the future.

The fair values of our portfolio of passive investments are subject to significant price volatility or erosion.

We maintain portfolio holdings of various issuers and types of securities. These securities generally are classified as available-for-sale and, consequently, are recorded on our balance sheet at fair value. Part of our portfolio includes minority equity investments in several publicly-traded companies. Because the majority of these securities represent investments in technology companies, the fair market values of these securities are subject to significant price volatility and, in general, suffered a significant decline during fiscal 2002. In addition, the realizable value of these securities is subject to market and other conditions. We also have invested in numerous privately held companies, many of which still can be considered in the start-up or developmental stages. These investments are illiquid and are inherently risky as the markets for the technologies or products they have under development are typically in the early stages and may never materialize. We could lose our entire investment in these companies.

Our future success will depend on our ability to develop new products that achieve market acceptance.

Both our commercial and defense businesses are characterized by rapidly changing technologies and evolving industry standards. Accordingly, our future performance depends on a number of factors, including our ability to:

- identify emerging technological trends in our target markets,

- develop and maintain competitive products,

- enhance our products by adding innovative features that differentiate our products from those of our competitors, and

- manufacture and bring cost-effective products to market quickly.

We believe that, in order to remain competitive in the future, we will need to continue to develop new products, which will require the investment of significant financial resources in new product development. The need to make these expenditures could divert our attention and resources from other projects, and we cannot be sure that these expenditures ultimately will lead to the timely development of new products. Due to the design complexity of some of our products, we may experience delays in completing development and introducing new products in the future. Any delays could result in increased costs of development or redirect resources from other projects. In addition, we cannot provide assurances that the markets for our products, especially our broadband wireless access products, will develop as we currently anticipate. The failure of our products to gain market acceptance could reduce significantly our revenues and harm our business. Furthermore, we cannot be sure that our competitors will not develop competing products that gain market acceptance in advance of our products or that our competitors will not develop new products that cause our existing products to become obsolete. If we fail in our new product development efforts or our products fail to achieve market acceptance more rapidly than those of our competitors, our revenues will decline and our business, financial condition and results of operations will be adversely affected.

We cannot predict the consequences of future terrorist activities, but they may affect adversely the markets in which we operate, our ability to insure against risks, our operations or our profitability.

The terrorist attacks in the United States on September 11, 2001, as well as the U.S.-led response and the potential for future terrorist activities, have created economic and political uncertainties that could have a material adverse effect on our business and the prices of our securities. These matters have caused uncertainty in the world's financial and insurance markets and may increase significantly the political, economic and social instability in the geographic areas in which we operate. These matters also have caused the premiums charged for our insurance coverages to increase and may cause some coverages to be unavailable altogether. While our government businesses have benefited from the War on Terrorism these developments may affect adversely our business and profitability and the prices of our securities in ways that we cannot predict at this time.

We have made, and may continue to make, strategic acquisitions that involve significant risks and uncertainties.

We have made, and we may continue to make, strategic acquisitions that involve significant risks and uncertainties. These risks and uncertainties include:

- the difficulty in integrating newly-acquired businesses and operations in an efficient and cost-effective manner and the risk that we encounter significant unanticipated costs or other problems associated with integration,

- the challenges in achieving strategic objectives, cost savings and other benefits expected from acquisitions,

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- the risk that our markets do not evolve as anticipated and that the technologies acquired do not prove to be those needed to be successful in those markets,

- the risk that we assume significant liabilities that exceed the limitations of any applicable indemnification provisions or the financial resources of any indemnifying parties,

- the potential loss of key employees of the acquired businesses, and

- the risk of diverting the attention of senior management from our existing operations.

We depend significantly on our government contracts, which are only partially funded, subject to immediate termination, and heavily regulated and audited. The termination or failure to fund one or more of these contracts could have an adverse impact on our business.

Over its lifetime, a government program may be implemented by the award of many different individual contracts and subcontracts. The funding of government programs in the United States is subject to Congressional appropriations. Although multi-year contracts may be authorized in connection with major procurements, Congress generally appropriates funds on a fiscal year basis even though a program may continue for several years. Consequently, programs often receive only partial funding initially, and additional funds are committed only as Congress makes further appropriations. The termination of funding for a government program would result in a loss of anticipated future revenues attributable to that program. That could have an adverse impact on our operations. In addition, the termination of a program or the failure to commit additional funds to a program that already has been started could result in lost revenue.

Generally, government contracts are subject to oversight audits by government representatives. In addition, the contracts generally contain provisions permitting termination, in whole or in part, without prior notice at the government's convenience upon the payment of compensation only for work done and commitments made at the time of termination. We can give no assurance that one or more of our government contracts will not be terminated under these circumstances. Also, we can give no assurance that we would be able to procure new government contracts to offset the revenues lost as a result of any termination of our government contracts. Because a significant portion of our revenues are dependent on our procurement, performance and payment under our government contracts, the loss of one or more large contracts could have an adverse impact on our financial condition.

Our government business also is subject to specific procurement regulations and a variety of socioeconomic and other requirements. These requirements, although customary in government contracts, increase our performance and compliance costs. These costs might increase in the future, thereby reducing our margins, which could have an adverse effect on our financial condition. Failure to comply with these regulations and requirements could lead to suspension or debarment, from government contracting or subcontracting for a period of time. Among the causes for debarment are violations of various statutes, including those related to procurement integrity, export control, government security regulations, employment practices, protection of the environment, accuracy of records and recording of costs. The termination of a government contract or relationship as a result of any of these acts would have an adverse impact on our operations and could have an adverse effect on our reputation and ability to procure other government contracts in the future. We currently are cooperating with certain government representatives in investigations relating to potential violations of foreign corrupt practices, export controls and other laws. No assurance can be given that the outcome of these investigations will not have a material adverse effect on our financial condition or our business as a whole.

We enter into fixed-price contracts that could subject us to losses in the event that we have cost overruns.

Sometimes, we enter into contracts on a firm, fixed-price basis. During fiscal 2002 approximately 33 percent of our total Government Communications Systems and RF Communications segments' sales were from fixed-price contracts. This allows us to benefit from cost savings, but it carries the burden of potential cost overruns since we assume all of the cost risk. If our initial estimates are incorrect, we can lose money on these contracts. Government contracts can expose us to potentially large losses because the government can compel us to complete a project or, in certain circumstances, pay the entire cost of its replacement by another provider regardless of the size or foreseeability of any cost overruns that occur over the life of the contract.

Because many of these projects involve new technologies and applications and can last for years, unforeseen events, such as technological difficulties, fluctuations in the price of raw materials, problems with other contractors and cost overruns, can result in the contractual price becoming less favorable or even unprofitable to us over time. Furthermore, if we do not meet project deadlines or specifications, we may need to renegotiate contracts on less favorable terms, be forced to pay penalties or liquidated damages or suffer major losses if the customer exercises its right to terminate. In addition, some of our contracts have provisions relating to cost controls and audit rights, and if we fail to meet the terms specified in those contracts we may not realize their full benefits. Our results of operations are dependent on our ability to maximize our earnings from our contracts. Lower earnings caused by cost overruns and cost controls would have an adverse impact on our financial results.

Third parties have claimed in the past and may claim in the future that we are infringing their intellectual property, and we could suffer significant litigation or licensing expenses or be prevented from selling products.

Third parties have claimed in the past and may claim in the future that we are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights. While we do not believe that any of our products infringe the valid intellectual property rights of third parties, we may be unaware of intellectual property rights of others that may cover some of our technology, products and services.

Any litigation regarding patents or other intellectual property could be costly and time-consuming and could divert our management and key personnel from our business operations. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. Moreover, we may not be able to obtain royalty or license agreements on terms acceptable to us, or at all. We also may be subject to significant damages or injunctions against development and sale of certain of our products.

We often rely on licenses of intellectual property useful for our businesses. We cannot assure you that these licenses will be available in the future on favorable terms or at all.

Third parties may infringe our intellectual property, and we may expend significant resources enforcing our rights or suffer competitive injury.

Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our proprietary rights. If we fail to successfully enforce our intellectual property rights, our competitive position could suffer, which could harm our financial condition.

Our pending patent and trademark registration applications may not be allowed, or competitors may challenge the validity or scope of these patents or trademark registrations. In addition, our patents may not provide us a significant competitive advantage.

We may be required to spend significant resources to monitor and police our intellectual property rights. We may not be able to detect infringement and our competitive position may be harmed before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries, which could make it easier for competitors to capture market share.

The outcome of litigation in which we have been named as a defendant is unpredictable and an adverse decision in any such matter could have a material adverse affect on our financial position and results of operations.

We are defendants in a number of litigation matters. These claims may divert financial and management resources that would otherwise be used to benefit our operations. Although we believe that we have meritorious defenses to the claims made in each and all of the litigation matters to which we have been named a party, and intend to contest each lawsuit vigorously, no assurances can be given that the results of these

13

matters will be favorable to us. An adverse resolution of any of these lawsuits could have a material adverse affect on our financial position.

We are subject to customer demand for financing and customer credit risk.

The competitive environment in which we operate historically has required us, and many of our principal competitors, to provide medium-term and long-term customer financing. Customer financing arrangements may include all or a portion of the purchase price for our products and services, as well as working capital. We also may assist customers in obtaining financing from banks and other sources. Our success for some of our businesses may be dependent, in part, upon our ability to provide customer financing on competitive terms. While we generally have been able to place a portion of our customer financings with third-party lenders or to otherwise insure a portion of this risk, a portion of these financings is provided directly by us. There can be higher risks associated with some of these financings, particularly when provided to start-up operations such as local network providers, to customers in developing countries or to customers in specific financing-intensive areas of the telecommunications industry. If customers fail to meet their obligations, losses could be incurred and such losses could have an adverse effect on us. Our losses could be much greater if it becomes more difficult to place or insure against these risks with third parties. This also may put us at a competitive disadvantage to competitors with greater financial resources. We have various programs in place to monitor and mitigate customer credit risk; however, we cannot assure you that such measures will be effective in reducing our exposure to our customers' credit risk. Continued weakness in the general economy, and the telecommunications industry in particular, may result in increased defaults by customers and increased losses.

We operate in highly competitive businesses.

We operate in highly competitive businesses that are sensitive to technological advances. Although successful product and systems development is not dependent necessarily on substantial financial resources, some of our competitors in each of our businesses are larger and can maintain higher levels of expenditures for research and development than we can. Our competitors in our commercial communications businesses include large multinational communications companies, as well as smaller companies with developing technology expertise. Our competitors for U.S. Government contracts typically are large, technically competent firms with substantial assets. We concentrate in each of our businesses on the market opportunities that we believe are compatible with our resources, overall technological capabilities and objectives. Principal competitive factors in these businesses are cost-effectiveness, product quality and reliability, technological capabilities, service, ability to meet delivery schedules and the effectiveness of dealers in international areas. We cannot assure you that we will be able to compete successfully against our current or future competitors or that the competitive pressures that we face will not result in reduced revenues and market share.

We depend on the recruitment and retention of qualified personnel, and our failure to attract and retain such personnel could affect adversely our business.

Due to the specialized nature of some of our businesses, our future performance is dependent upon the continued services of our executive officers and key engineering personnel. Our prospects depend upon our ability to attract and retain qualified engineering, manufacturing, marketing, sales and management personnel for our operations. Competition for personnel, particularly people with key technology skills, is intense, and we may not be successful in attracting or retaining qualified personnel. Our failure to successfully compete for these personnel or the cost of competing for these personnel could seriously harm our business, results of operations and financial condition.

Accounting estimates impact our financial reporting.

In preparing our financial statements and accounting for the underlying transactions and balances, we apply our accounting policies as disclosed in the Notes to Financial Statements contained in our 2002 Form 10-K. The application of certain of these policies places significant demands on our judgment, with financial reporting results relying on estimates about the effect of matters that are inherently uncertain. Preparation of our financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements and the reported amounts of revenue and expenses during the reporting period. Critical accounting policies are those that require application of management's most difficult, subjective, or complex judgments, often as a result of matters that are inherently uncertain and may change in subsequent periods. Critical accounting policies for us include revenue recognition on long-term contracts and estimates, provisions for excess and obsolete inventory losses, accounts and finance receivables, allowance for doubtful accounts and credit losses, valuation of marketable securities and strategic investment, and goodwill and other acquired intangible assets. Actual results may vary from those estimates.

For example, standard "percentage of completion" accounting for multi-year contracts requires us to make estimates about future expenses associated with those contracts. These estimates, including changes we make in these estimates, affect current reported results. In addition, our financial results and our financial condition in subsequent periods are affected by positive and negative variances between our estimates and actual income and expense items recognized in those periods. We regularly evaluate these estimates and make changes based upon developments during a reporting period.

USE OF PROCEEDS

We will not receive any proceeds from any resales of the debentures or sales of shares of our common stock issuable upon conversion of the debentures.

RATIO OF EARNINGS TO FIXED CHARGES

Our consolidated ratio of earnings to fixed charges for each of the last five fiscal years, and for the quarter ended September 27, 2002, are as follows:

	Quarter Ended	Fiscal Year Ended				
	September 27, 2002 (a)	June 28, 2002 (b)	June 29, 2001 (c)	June 30, 2000 (d)	July 2, 1999 (e)	July 3, 1998 (f)
	(unaudited)					
Ratio of earnings to fixed charges(1)(2)	5.03x	4.73x	2.92x	2.56x	5.35x	6.16x

(1) The ratio of earnings to fixed charges was calculated by dividing (i) earnings (loss), which consists of net income from continuing operations before income taxes plus fixed charges and amortization of capitalized interest less interest capitalized during the period and adjusted for undistributed earnings in equity investments, by (ii) fixed charges, which consist of interest expense, capitalized interest and the portion of rental expense under operating leases estimated to be representative of the interest factor.

(2) Pretax earnings for the periods indicated above include the effects of various non-recurring gains and charges. These items are summarized below:

  (a) Results for the quarter ended September 27, 2002 include an $18.8 million pretax gain on the sale of our minority interest in our LiveTV, LLC venture.

  (b) Results for fiscal 2002 include a $10.3 million pretax gain on the sale of our minority interest in our GE Harris Energy Control Systems, LLC joint venture, a $10.0 million pretax write-down of our investment interest in Terion, Inc. and a $3.7 million pretax write-down of marketable securities.

  (c) Results for fiscal 2001 include a $73.5 million pretax charge for the write-off of purchased in-process research and development, a $33.4 million pretax gain on the sale of our minority interest in our GE-Harris Railway Electronics, LLC joint venture and a $20.1 million pretax write-down of marketable securities.

  (d) Results for fiscal 2000 include a $41.0 million pretax charge for restructuring expenses related to our exit from our telephone switching and alarm management product lines and a $10.7 million pretax write-off of purchased in-process research and development.

  (e) Results for fiscal 1999 include a $5.1 million pretax charge for restructuring expenses related to severance costs and a $20.6 million pretax special charge for litigation settlement costs.

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(f) Results for fiscal 1998 include a $16.1 million pretax charge for restructuring expenses related to our exit of several products.

Excluding these items, the ratio of earnings to fixed charges for each of the periods indicated below would have been:

Quarter ended September 27, 2002	2.52x
Fiscal year ended June 28, 2002	4.83x
Fiscal year ended June 29, 2001	4.36x
Fiscal year ended June 30, 2000	4.15x
Fiscal year ended July 2, 1999	6.84x
Fiscal year ended July 3, 1998	6.97x

MARKET AND PRICE RANGE OF OUR COMMON STOCK AND DIVIDEND POLICY

Market Information

Our common stock is listed and traded on the New York Stock Exchange under the ticker symbol "HRS," and also is traded on the Boston, Chicago, Pacific and Philadelphia Stock Exchanges and through the Intermarket Trading System. As of October 23, 2002, there were approximately 8,735 holders of record of our common stock.

The high and low sales prices of our common stock as reported in the consolidated transaction reporting system, and the dividends paid on our common stock, for each quarterly period in fiscal 2001, fiscal 2002, the first quarter of fiscal 2003 and the second quarter (through October 23, 2002) of fiscal 2003 are reported below:

	High	Low	Cash Dividends
Fiscal 2001			
First Quarter	$37.88	$24.75	$0.05
Second Quarter	33.25	20.75	0.05
Third Quarter	31.50	22.38	0.05
Fourth Quarter	32.20	20.80	0.05
			$0.20
Fiscal 2002			
First Quarter	$33.20	$25.40	$0.05
Second Quarter	37.00	27.90	0.05
Third Quarter	38.00	29.69	0.05
Fourth Quarter	38.70	33.85	0.05
			$0.20
Fiscal 2003			
First Quarter	$37.20	$29.46	$0.08
Second Quarter (through October 23, 2002)	$34.85	$24.60	—

On October 23, 2002, the last sale price of our common stock as reported in the consolidated transaction reporting system was $27.48 per share.

Dividends

We have paid cash dividends every year since 1941 and currently expect that cash dividends will continue to be paid in the future; however, we cannot assure you that this will be the case. On August 24, 2002, our Board of Directors increased our annual dividend rate from $0.20 to its current level of $0.32 per share. The declaration of dividends and the amount of any future dividends will depend on a number of factors, including our financial condition, capital requirements, results of operations, future business prospects and other factors that our Board of Directors may deem relevant.

Repurchases

On October 22, 1999, our Board of Directors authorized us to repurchase up to 15 million shares of our common stock periodically in the open market, in negotiated or block transactions or pursuant to tender offers. During fiscal 2001, we repurchased approximately 3.2 million shares of our common stock in open-market transactions. In fiscal 2000, we repurchased approximately 10.7 million shares of our common stock in open-market transactions, a portion of which was repurchased under the prior authorization of our Board of Directors. We have a remaining authorization to purchase an additional 1.7 million shares of our common stock under our repurchase program. We have not repurchased any shares of our common stock in fiscal 2002 or in the first quarter or second quarter of fiscal 2003.

Stock Split

On August 23, 1997, our Board of Directors approved a two-for-one stock split to shareholders of record at the close of business on September 4, 1997. All share information in this prospectus for periods prior to such stock split has been restated to reflect the stock split.

DESCRIPTION OF DEBENTURES

We issued the debentures under an indenture dated as of August 26, 2002 between us and The Bank of New York, as trustee.

The following summary does not purport to be complete, and is subject to, and is qualified in its entirety by reference to, all of the provisions of the debentures and the indenture. We urge you to read the indenture and the form of the debentures which are filed as an exhibit to the registration statement of which this prospectus forms a part and which you may obtain as set forth in "Where You Can Find More Information." In this section, unless otherwise indicated or the context otherwise requires, references to "Harris", "we", "us" or "our" refer solely to Harris Corporation and not its subsidiaries.

General

The debentures are unsubordinated, unsecured obligations of ours and are limited to an aggregate principal amount of $150 million. The debentures will mature on August 15, 2022. The debentures rank equally with all of our other unsubordinated, unsecured indebtedness.

The debentures initially were offered at a price to investors of $1,000 per debenture. The debentures were issued only in denominations of $1,000 principal amount and multiples of $1,000 principal amount. The debentures accrue interest at an initial rate of 3.5% per year from August 26, 2002 or from the most recent interest payment date to which interest has been paid or duly provided, payable semiannually in arrears on August 15 and February 15 of each year, beginning February 15, 2003. On August 15, 2007, August 15, 2012 and August 15, 2017, the interest rate on the debentures will be reset to an annual rate equal to the interest rate payable 120 days prior to such reset date on five-year U.S. Treasury Notes. However, in no event will the interest rate be reset below 3.5% per year or above 5.5% per year.

Interest will be paid to the person in whose name a debenture is registered at the close of business on August 1 or February 1, as the case may be, immediately preceding the relevant interest payment date. Interest on the debentures will be computed on the basis of a 360-day year comprised of twelve 30-day months.

You have the option to convert your debentures into shares of our common stock under the circumstances set forth under "— Conversion Rights." The initial conversion rate is 22.0994 shares of our common stock per debenture, which is equivalent to an initial conversion price of $45.25 per share of our common stock. The conversion rate is subject to adjustment if certain events occur. Upon conversion, you will receive only shares of our common stock. You will not receive any cash payment for interest accrued to the conversion date other than in the limited circumstances described under "— Conversion Rights."

If any interest payment date, maturity date, redemption date or purchase date of a debenture falls on a day that is not a business day, the required payment of principal and interest will be made on the next succeeding business day as if made on the date that the payment was due and no interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or purchase date, as the case may be, to the date of that payment on the next succeeding business day. The term "business day" means, with respect to any debenture, any day other than a Saturday, Sunday or day on which banking institutions in the City of New York are authorized or required by law, regulation or executive order to close.

Each holder will agree in the indenture, for U.S. federal income tax purposes, to treat the debentures as "contingent payment debt instruments" and to be bound by our application of the Treasury regulations that govern contingent payment debt instruments, including our determination that the rate at which interest will be deemed to accrue for U.S. federal income tax purposes will be 7.75%, which is the rate comparable to the rate at which we would borrow on a noncontingent, nonconvertible borrowing. Accordingly, each holder will be required to accrue interest on a constant yield to maturity basis at that rate, with the result that a holder will recognize taxable income significantly in excess of cash received while the debentures are outstanding. Based on our treatment of the debentures for U.S. federal income tax purposes, as discussed above, a holder would be required to recognize ordinary income upon a conversion of a debenture into shares of our common stock equal to the excess, if any, between the value of the shares of our common stock received on the conversion and the holder's adjusted tax basis in the debentures. For a more detailed discussion, see "Certain United States Federal Income Tax Considerations." However, the proper application of the Treasury regulations that govern contingent payment debt instruments to a holder of a debenture is uncertain in a number of respects, and if our treatment was challenged successfully by the IRS, it might be determined that, among other differences, a holder should have accrued interest income at a lower rate, should not have recognized income or gain upon the conversion, and should not have recognized ordinary income upon a taxable disposition of its debenture.

EACH INVESTOR SHOULD CONSULT A TAX ADVISOR REGARDING THE TAX TREATMENT OF AN INVESTMENT IN THE DEBENTURES AND WHETHER AN INVESTMENT IN THE DEBENTURES IS ADVISABLE IN LIGHT OF THE AGREED UPON TAX TREATMENT AND THE INVESTOR'S PARTICULAR TAX SITUATION.

Other than as described below, the indenture does not contain any provisions that would limit our ability to incur indebtedness or that would offer protection to security holders in the event of a ratings downgrade or a sudden and significant decline in our credit quality or a highly leveraged transaction, takeover, recapitalization or similar occurrence. There also are no covenants or provisions that prevent a subsidiary (as defined below), other than a Restricted Subsidiary (as defined below), from incurring indebtedness secured by any assets of that subsidiary.

Redemption of the Debentures at Our Option

No sinking fund is provided for the debentures. Prior to August 18, 2007, the debentures will not be redeemable. On or after August 18, 2007, we may redeem for cash all or part of the debentures at any time, upon not less than 30 nor more than 60 days' notice by mail to holders of the debentures, for a price equal to 100 percent of the principal amount of the debentures to be redeemed plus any accrued and unpaid interest to the redemption date.

If we decide to redeem fewer than all of the outstanding debentures, the trustee will select the debentures to be redeemed by lot, or on a pro rata basis or by another method the trustee considers fair and appropriate.

If the trustee selects a portion of your debenture for partial redemption and you convert a portion of the same debenture, the converted portion will be deemed to be from the portion selected for redemption.

In the event of any redemption in part, we will not be required to:

- register the transfer of or exchange any debenture during a period of 15 days before any selection of debentures for redemption; or

- register the transfer of or exchange any debenture so selected for redemption, in whole or in part, except the unredeemed portions of any debenture being redeemed in part.

Conversion Rights

Subject to the conditions described below, holders may convert each of their debentures into shares of our common stock initially at a conversion rate of 22.0994 shares of our common stock per $1,000 principal amount of debentures (equivalent to an initial conversion price of $45.25 per share of our common stock based on the issue price of the debentures). The conversion rate and the equivalent conversion price in effect at any given time are referred to as the "applicable conversion rate" and the "applicable conversion price," respectively, and will be subject to adjustment as described below. A holder may convert a portion of such holder's debentures so long as the debentures converted are an integral multiple of $1,000 principal amount.

Holders may surrender their debentures for conversion into shares of our common stock prior to stated maturity under the following circumstances:

Conversion Upon Satisfaction of Sale Price Condition

A holder may surrender any of its debentures for conversion into shares of our common stock during any calendar quarter if the sale price of our common stock, for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the previous calendar quarter, exceeds 110 percent of the applicable conversion price per share of our common stock on such last trading day.

Conversion Upon Redemption

A holder may surrender for conversion any debenture called for redemption at any time prior to the close of business on the business day immediately preceding the redemption date, even if it is not otherwise convertible at such time, unless we default in making the payment due on the redemption date, in which case the conversion right shall terminate at the close of business on the date such default is cured and such payment is made.

Conversion Upon Specified Corporate Transactions

If we elect to:

- distribute to all or substantially all holders of shares of our common stock any rights or warrants entitling them to purchase shares of our common stock at less than the average of the sale prices of a share of our common stock for the 10 consecutive trading days ending on the trading day immediately preceding the declaration date for such distribution or

- distribute to all holders of shares of our common stock our debt, securities or assets, or any rights, warrants or options to purchase our securities, which distribution has a per share value exceeding 15 percent of the average of the sale prices of a share of our common stock for the 10 consecutive trading days ending on the trading day immediately preceding the declaration date for such distribution,

we must notify the holders of the debentures at least 20 days prior to the Ex-Dividend Time (as defined in the indenture) for such distribution. Once we have given such notice, holders may surrender their debentures for conversion at any time until the earlier of the close of business on the business day immediately preceding the Ex-Dividend Time or our announcement that such distribution will not take place; provided, however, that a holder may not exercise this right to convert if the holder may participate in the distribution without conversion.

In addition, if we are a party to a consolidation, merger, or sale or transfer of all or substantially all our properties and assets pursuant to which shares of our common stock would be converted into cash, securities or other property, a holder may surrender debentures for conversion at any time from and after the date that is 15 days prior to the date that we announce as the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we are a party to a consolidation or merger pursuant to which shares of our common stock are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into shares of our common stock will be changed into a right to convert, without the consent of any holders of the debentures, such debenture into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted its debentures immediately prior to the transaction. This assumes that a holder of debentures would not have exercised any rights of election as to the consideration receivable in connection with such transaction. If the transaction also constitutes a Change of Control, as defined below, a holder can require us to purchase all or a portion of its debentures as described below under "— Change of Control."

Conversion Upon Credit Ratings Event

A holder may surrender any of its debentures for conversion during any period that the long-term credit rating assigned to the debentures by either of Moody's or S&P is at or below Ba1 or BB+, respectively, or if the debentures are no longer rated by either of these ratings services, or if the ratings for the debentures have been suspended by either of these ratings services.

We will not make any payment or other adjustment for accrued interest on the debentures or dividends on any shares of our common stock issued upon conversion of the debentures. If any debentures are converted during the period after any record date for the payment of an installment of interest but before the next interest payment date, interest on such debentures will be paid on the next interest payment date, notwithstanding such conversion, to the holder of record on the record date of those debentures. However, any debentures that are delivered to us for conversion after any record date but before the next interest payment date must be accompanied by a payment equal to the interest payable on such interest payment date on the principal amount of debentures being converted. No fractional shares will be issued upon conversion, but a cash payment will be made for any fractional shares, or, at our election, we will round such fraction up to the nearest whole number. The cash payment for fractional shares will be based on the sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of our common stock will be deemed to satisfy our obligation to pay the principal amount of the debentures, including accrued interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. We will not adjust the conversion rate to account for the accrued interest, if any. The trustee initially will act as the conversion agent.

If a holder wishes to exercise its conversion right, such holder must (i) deliver an irrevocable conversion notice, together with the certificated security (if the debentures are in certificated form) and the appropriate endorsements and transfer documents, to the conversion agent who will, on the holder's behalf, convert the debentures into shares of our common stock and (ii) pay any applicable transfer or similar taxes. Holders may obtain copies of the required form of the conversion notice from the conversion agent or the trustee. Beneficial owners of interests in global securities representing the debentures wishing to convert such interests should deliver to DTC the appropriate instruction forms for conversion pursuant to DTC's conversion program.

If a holder already has delivered a purchase notice (as described under "— Purchase of the Debentures by Us at the Option of the Holder") or a Change of Control notice (as described under "— Change of Control") with respect to a debenture, however, the holder may not surrender that debenture for conversion until the holder has withdrawn the notice in accordance with the indenture.

Based on our treatment of the debentures for U.S. federal income tax purposes, as discussed above, a holder would be required to recognize ordinary income upon a conversion of a debenture into shares of our common stock equal to the excess, if any, between the value of the shares of our common stock received on the conversion and the holder's adjusted tax basis in the debentures. For a more detailed discussion, see "Certain United States Federal Income Tax Considerations."

The conversion rate will be subject to adjustment upon the following events:

(1) the payment of dividends or the making of other distributions to all holders of shares of our common stock payable exclusively in shares of our common stock;

(2) the distribution to all or substantially all holders of shares of our common stock of rights or warrants entitling them to purchase shares of our common stock at a price per share less than the Average Sale Price (as defined in the indenture) as of the Time of Determination (as defined in the indenture);

(3) subdivisions, combinations or reclassifications of shares of our common stock;

(4) the distribution to all holders of shares of our common stock of our debt, securities or assets, or any rights, warrants or options to purchase our securities (including cash, but excluding distributions of shares of our common stock referred to in clause (1) above, distributions of rights or warrants referred to in clause (2) above, and dividends and distributions of cash referred to in clause (5) below);

(5) the payment of dividends or the making of other distributions consisting exclusively of cash (excluding any cash portion of distributions referred to in clause (4) above, or cash distributed upon a merger or consolidation to which the second succeeding paragraph applies) to all holders of shares of our common stock in an aggregate amount that, combined together with (a) other such all-cash distributions

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made within the preceding 12 months in respect of which no adjustment to the conversion rate has been made and (b) any cash and the fair market value of other consideration payable in respect of any tender offer by us or any of our subsidiaries for all or any portion of our common stock concluded within the preceding 12 months in respect of which no adjustment to the conversion rate has been made, exceeds 15 percent of our market capitalization (being the product of the current market price of our common stock and the number of shares of our common stock outstanding) on the record date for such distribution; or

(6) the successful completion of a tender or exchange offer made by us or any of our subsidiaries for shares of our common stock that involves an aggregate consideration that, together with (a) any cash and the fair market value of any other consideration payable in respect of a tender offer by us or any of our subsidiaries for shares of our common stock consummated within the 12 months preceding the expiration of such tender offer in respect of which no adjustment has been made and (b) the aggregate amount of any all-cash distributions referred to in clause (5) above to all holders of shares of our common stock within the 12 months preceding the expiration of such tender offer in respect of which no adjustments have been made, exceeds 15 percent of our market capitalization on the business day immediately preceding the expiration of such tender offer.

In addition, the conversion rate was subject to adjustment if we increased our quarterly cash dividend paid during the fiscal quarter in which we issued the debentures or either of the two fiscal quarters immediately following such quarter above the amount we paid as a quarterly cash dividend in the fiscal quarter immediately preceding the fiscal quarter in which such increase was paid.

As a result of the foregoing, the conversion rate was subject to adjustment because we increased our quarterly cash dividend paid during the fiscal quarter in which we issued the debentures. Such adjustment was deferred, however, because the adjustment did not require a change of at least 1% in the conversion rate. Although the deferred adjustment will be carried forward and taken into account in any subsequent adjustment to the conversion rate, it is possible that no such subsequent adjustment will be required and thus that the deferred adjustment may not result in any adjustment to the conversion rate.

If the Rights Agreement, described under "Description of Capital Stock — Certain Anti-Takeover Provisions of Our Restated Certificate of Incorporation, By-laws, Rights Agreement and Delaware General Corporation Law — Stockholder Protection Rights Agreement," is triggered, holders of the debentures will be entitled to receive the rights provided that the debentures are converted into shares of our common stock prior to the distribution of the separate certificate representing the rights. There will not be any adjustment to the conversion rate as a result of:

- the issuance of the rights;
- the distribution of separate certificates representing the rights;
- the exercise or redemption of the rights in accordance with any rights agreement; or
- the termination or invalidation of the rights.

If we are party to a consolidation, merger or sale or transfer of all or substantially all our properties and assets pursuant to which the shares of our common stock would be converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a debenture into common stock will be changed into a right to convert, without the consent of any holders of debentures, such debenture into the kind and amount of cash, securities or other property that the holder would have received if the holder had converted the holder's debentures immediately prior to the transaction. This assumes that a holder of debentures would not have exercised any rights of election as to the consideration receivable in connection with the transaction. If such transaction also constitutes a Change of Control, as defined below, the holder will be able to require us to purchase all or a portion of such holder's debentures as described below under "— Change of Control."

The adjustment described in clauses (2) and (4) above will not be made if the holders of the debentures may participate in the distribution without conversion on a basis and with notice that our Board of Directors

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determines to be fair and appropriate in light of the basis and notice on which holders of shares of our common stock participate in the distribution. The indenture also provides that if rights, warrants or options expire unexercised, the conversion rate will be readjusted to take into account the actual number of warrants, rights or options that were exercised.

If we are a party to a transaction described above under "— Conversion Upon Specified Corporate Transactions," it could reduce substantially, or even eliminate, the value of the conversion privilege associated with the debentures in the future. For example, if we were acquired in a cash merger, each debenture would become convertible solely into cash and no longer would be convertible into securities whose value would vary depending on our future prospects and other factors.

We may increase the conversion rate for any period of at least 20 days, upon at least 15 days' notice, so long as the increase is irrevocable during the period.

If any action would require adjustment of the conversion rate under more than one of the provisions described above, only one adjustment will be made and that adjustment will be the amount of adjustment that has the highest absolute value to the holders of the debentures. No adjustment in the conversion rate price will be required unless the adjustment would require an increase or decrease of at least one percent of the applicable conversion rate. If the adjustment is not made because the adjustment does not change the applicable conversion rate by more than one percent, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

Except as specifically described above, the conversion rate will not be subject to adjustment in the case of the issuance of any shares of our common stock, or securities convertible into or exchangeable for shares of our common stock.

Purchase of the Debentures by Us at the Option of the Holder

Holders have the right to require us to purchase the debentures for cash on August 15, 2007, August 15, 2012 and August 15, 2017 (each, a "purchase date"). We will be required to purchase any outstanding debentures for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business two business days prior to the purchase date. If the purchase notice is withdrawn at any time prior to the close of business on the business day immediately preceding the purchase date, we will not be obligated to purchase the related debentures. Our ability to satisfy our purchase obligations may be affected by the factors described in "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to finance the Change of Control purchase or purchase at the option of the holder."

The cash purchase price payable will be equal to 100 percent of the principal amount of the debentures to be purchased plus accrued and unpaid interest, if any, to the purchase date.

For a discussion of the U.S. federal income tax treatment of a holder receiving cash, see "Certain United States Federal Income Tax Considerations."

If you elect to require us to purchase your debentures, your notice must state:

- if certificated debentures have been issued, the debentures' certificate numbers, or, if not certificated, your notice must comply with appropriate DTC procedures;

- the portion of the principal amount of debentures to be purchased, in multiples of $1,000; and

- that the debentures are to be purchased by us pursuant to the applicable provisions of the debentures and the indenture.

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You may withdraw any purchase notice by a written notice of withdrawal delivered to the paying agent at any time prior to the close of business on the business day immediately preceding the purchase date. The notice of withdrawal must state:

- the principal amount of the withdrawn debentures;

- if certificated debentures have been issued, the certificate numbers of the withdrawn debentures, or, if not certificated, your notice must comply with appropriate DTC procedures; and

- the principal amount, if any, which remains subject to the original purchase notice.

A holder must either effect book-entry transfer or deliver the debentures, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price. You will receive payment on the later of (1) the purchase date or (2) the time of book-entry transfer or the delivery of the debentures, as applicable. If the paying agent holds money sufficient to pay the purchase price of the debentures on the business day following the purchase date, then:

- the debentures will cease to be outstanding;

- interest on the debentures will cease to accrue; and

- all other rights of the holder will terminate.

This will be the case whether or not book-entry transfer of the debentures is made or whether or not the debenture is delivered to the paying agent.

Ranking

The debentures are our unsubordinated, unsecured obligations and rank equally with all of our other existing and future unsubordinated, unsecured indebtedness. The debentures effectively are subordinated to all of our secured debt to the extent of the value of the assets securing that debt. Also, the debentures are structurally subordinated to all existing and future liabilities and obligations of our subsidiaries, including trade payables. As of September 27, 2002, we had approximately $401.4 million of total indebtedness outstanding, excluding the indebtedness of our subsidiaries, none of which was secured. As of September 27, 2002, our subsidiaries had approximately $15.7 million of outstanding indebtedness, to which the debentures are structurally subordinated.

Change of Control

If a Change of Control (as defined below) occurs, a holder of debentures will have the right, at its option, to require us to purchase for cash all of its debentures not called previously for redemption, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price we are required to pay is equal to 100 percent of the principal amount of the debentures to be purchased plus accrued and unpaid interest, if any, to the purchase date.

Within 30 days after the occurrence of a Change of Control, we are obligated to give to the holders of the debentures notice of the Change of Control and of the purchase right arising as a result of the Change of Control. We also must deliver a copy of this notice to the trustee. To exercise the purchase right, a holder of the debentures must deliver, on or before the 30th day after the date of our notice, written notice to the trustee of the holder's exercise of its purchase right, together with the portion of the principal amount of the debentures with respect to which the right is being exercised. A holder may withdraw any such purchase notice by a written notice of withdrawal delivered to the trustee prior to the close of business on the business day immediately preceding the purchase date. The notice, delivery and withdrawal procedures are described in more detail above under "— Purchase of Debentures by Us at the Option of the Holder." We are required to purchase the debentures on the date which is 45 days after the date of our notice.

A Change of Control will be deemed to have occurred at the time that any of the following occurs:

(1) any person acquires beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of transactions, of shares of our capital stock entitling the person to exercise 50 percent or more of the total voting power of all shares of our capital stock that are entitled to vote generally in elections of directors ("voting stock");

(2) we consolidate or merge with or into any other person, or we sell or transfer all or substantially all our properties and assets to any other person, other than any transaction:

- that does not result in any reclassification, conversion, exchange or cancellation of outstanding shares of our capital stock (such as an acquisition by a subsidiary);

- where the holders of our voting stock immediately prior to the transaction have 50 percent or more of our total voting stock or the total voting stock of our successor immediately after the transaction; or

- that is effected solely to change our jurisdiction of incorporation and that results in a reclassification, conversion or exchange of outstanding shares of our common stock solely into shares of common stock of the surviving entity; or

(3) the first day on which our continuing directors do not constitute a majority of our Board of Directors (or, if applicable, a successor corporation to us).

However, a Change of Control will not be deemed to have occurred if either:

(A) the sale price per share of our common stock for any five trading days within the period of 10 consecutive trading days ending immediately after the later of a Change of Control or the public announcement of a Change of Control, in the case of a Change of Control relating to an acquisition of capital stock, or the period of 10 consecutive trading days ending immediately before a Change of Control, in the case of a Change of Control relating to a merger, consolidation or asset transfer, equals or exceeds 105 percent of the applicable conversion price per share of our common stock in effect on each of those trading days; or

(B) all of the consideration (excluding cash payments for fractional shares and cash payments made pursuant to dissenters' appraisal rights) in a merger or consolidation otherwise constituting a Change of Control under clause (1) or clause (2) above (regardless of whether or not the event described under clause (3) above also shall have occurred) consists of shares of common stock traded on a national securities exchange or quoted on the Nasdaq National Market (or will be so traded or quoted immediately following the merger or consolidation) and as a result of the merger or consolidation the debentures become convertible solely into such common stock.

For purposes of these provisions:

- whether a person is a "beneficial owner" will be determined in accordance with Rule 13d-3 under the Exchange Act;

- "person" includes any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act; and

- "continuing director" means, as of the date of determination, any member of our Board of Directors who (1) was a member of our Board of Directors on the date of the indenture or (2) was nominated for election or elected to our Board of Directors with the approval of a majority of the continuing directors who were members of our Board of Directors at the time of such nomination or election (either by a specific vote or by approval of the proxy statement in which such person is named as a nominee for director, without objection to such nomination).

In connection with any Change of Control offer, we will (1) comply with the provisions of Rule 13e-4 and Rule 14e-1 under the Exchange Act, (2) file a Schedule TO under the Exchange Act and (3) otherwise comply with all federal and state securities laws.

We will not be required to make a Change of Control offer following a Change of Control if a third party makes the Change of Control offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indenture applicable to a Change of Control offer made by us and purchases all of the debentures validly tendered and not withdrawn under such Change of Control offer.

The definition of Change of Control includes a phrase relating to the sale or transfer of "all or substantially all" our properties and assets. There is no precise, established definition of the phrase "substantially all" under applicable law. Accordingly, the ability of a holder of the debentures to require us to purchase its debentures as a result of the sale or transfer of less than all of our properties and assets may be uncertain.

The Change of Control repurchase feature is a result of negotiations between us and the initial purchasers of the debentures in the August 2002 private placement. Management has no present intention to engage in a transaction involving a Change of Control, although it is possible that we would decide to do so in the future. Subject to the covenants described below, we could, in the future, enter into transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the indenture, but that could increase the amount of our debt outstanding at such time or otherwise affect our capital structure or credit ratings. The foregoing provisions would not necessarily provide the holders of the debentures with protection if we are involved in a highly leveraged or other transaction that may affect adversely the holders.

If a Change of Control were to occur, we may not have enough funds to pay the Change of Control purchase price. See "Risk Factors" under the caption "We may not have the ability to raise the funds necessary to finance the Change of Control purchase or purchase at the option of the holder." In addition, we have, and we may in the future incur, other indebtedness with similar change of control provisions permitting our holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates. If we fail to purchase the debentures when required following a Change of Control, we will be in default under the indenture.

Certain Covenants

Limitation on Liens

Except as set forth below, so long as any debentures are outstanding, we will not at any time, directly or indirectly, create, incur, assume or suffer to exist, and we will not suffer or permit any Restricted Subsidiary (as defined below) to create, incur, assume or suffer to exist, except in favor of us or another Restricted Subsidiary, any mortgage, pledge or other lien or encumbrance of or upon any Principal Property (as defined below) or any shares of capital stock or indebtedness of any Restricted Subsidiary, whether owned at the date of the indenture or thereafter acquired, or of or upon any income or profits therefrom, if after giving effect thereto (but not to any mortgages, pledges, liens or encumbrances described in clauses (a) through (j) below) the aggregate principal amount of indebtedness secured by mortgages, pledges, liens or other encumbrances upon our property and the property of our Restricted Subsidiaries shall be in excess of five percent of Consolidated Net Worth (as defined below), without making effective provision (and we agree that in any such case we will make or cause to be made effective provision) whereby all debentures then outstanding will be secured by such mortgage, pledge, lien or encumbrance equally and ratably with (or prior to) any and all obligations, indebtedness or claims secured by such mortgage, pledge, lien or encumbrance, so long as any such other obligations, indebtedness or claims shall be so secured.

Nothing in the immediately preceding paragraph shall be construed to prevent us or any Restricted Subsidiary, without so securing the debentures, from creating, assuming or suffering to exist the following mortgages, pledges, liens or encumbrances:

(1) the following mortgages and liens in connection with the acquisition of property after the date of the indenture: (A) (i) any purchase money mortgage or other purchase money lien on any Principal Property acquired after the date of the indenture, including conditional sales and other title retention agreements; (ii) any mortgage or other lien on property acquired, constructed or improved after the date

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of the indenture created as security for moneys borrowed (at the time of or within 120 days after the purchase, construction or improvement of such property) to provide funds for the purchase, construction or improvement of such property; or (iii) any mortgage or other lien on any property acquired after the date of the indenture that exists at the time of the acquisition thereof and that was not created in connection with or in contemplation of such acquisition; provided in each case that (x) such mortgage or other lien is limited to such acquired property (and accretions thereto) or, in the case of construction or improvements, any theretofore unimproved real property, and (y) the aggregate amount of the obligations, indebtedness or claims secured by such mortgage or other lien does not exceed the cost to us or such Restricted Subsidiary of such acquired property or the value thereof at the time of acquisition, as determined by our Board of Directors, whichever is lower; (B) any mortgage or other lien created in connection with the refunding, renewal or extension of any obligations, indebtedness or claims secured by a mortgage or lien described in clause (A) that is limited to the same property; provided that the aggregate amount of the obligations, indebtedness or claims secured by such refunding, renewal or extended mortgage or other lien does not exceed the aggregate amount thereof secured by the mortgage or other lien so refunded, renewed or extended and outstanding at the time of such refunding, renewal or extension; or (C) any mortgage or other lien to which property acquired after the date of the indenture shall be subject at the time of acquisition, if the payment of the indebtedness secured thereby or interest thereon will not become, by assumption or otherwise, a personal obligation of us or a Restricted Subsidiary;

(2) mechanics', materialmen's, carriers' or other similar liens, and pledges or deposits made in the ordinary course of business to obtain the release of any such liens or the release of property in the possession of a common carrier; good faith deposits in connection with tenders, leases of real estate or bids or contracts (other than contracts for the borrowing of money); pledges or deposits to secure public or statutory obligations; deposits to secure (or in lieu of) surety, stay, appeal or customs bonds; and deposits to secure the payment of taxes, assessments, customs duties or other similar charges;

(3) any lien arising by reason of deposits with, or the giving of any form of security to, any governmental agency or any body created or approved by law or governmental regulation, which is required by law or governmental regulation as a condition to the transaction of any business, or the exercise of any privilege or license, or to enable us or a Restricted Subsidiary to maintain self-insurance or to participate in any arrangements established by law to cover any insurance risks or in connection with workers' compensation, unemployment insurance, old age pensions, social security or similar matters;

(4) the liens of taxes or assessments not at the time due, or the liens of taxes or assessments already due but the validity of which is being contested in good faith and against which adequate reserves have been established;

(5) judgment liens, so long as the finality of such judgment is being contested in good faith and execution thereon is stayed;

(6) easements or similar encumbrances, the existence of which does not impair the use of the property subject thereto for the purposes for which it is held or was acquired;

(7) leases and landlords' liens on fixtures and movable property located on premises leased in the ordinary course of business, so long as the rent secured thereby is not in default;

(8) liens, pledges or deposits made in connection with contracts with or made at the request of any government or any department or agency thereof or made with any prime contractor or subcontractor of any tier in connection with the furnishing of services or property to any government or any department or agency thereof ("Government Contracts") insofar as such liens, pledges or deposits relate to property manufactured, installed, constructed, acquired or to be supplied by, or property furnished to, us or a Restricted Subsidiary pursuant to, or to enable the performance of, such Government Contracts, or property the manufacture, installation, construction or acquisition of which any government or any department or agency thereof finances or guarantees the financing of, pursuant to, or to enable the performance of, such Government Contracts; or deposits or liens, made pursuant to such Government

Contracts, of or upon moneys advanced or paid pursuant to, or in accordance with the provisions of, such Government Contracts, or of or upon any materials or supplies acquired for the purpose of the performance of such Government Contracts; or the assignment or pledge to any person, firm or corporation, to the extent permitted by law, of the right, title and interest of us or a Restricted Subsidiary in and to any Government Contract, or in and to any payments due or to become due thereunder, to secure indebtedness incurred and owing to such person, firm or corporation for funds or other property supplied, constructed or installed for or in connection with the performance by us or such Restricted Subsidiary of its obligations under such Government Contract;

(9) any mortgage or other lien securing indebtedness of a corporation that is our successor to the extent permitted by the covenant described under "— Merger and Sales of Assets," or securing indebtedness of a Restricted Subsidiary outstanding at the time it became a subsidiary (provided that such mortgage or other lien was not created in connection with or in contemplation of the acquisition of such Restricted Subsidiary), and any mortgage or other lien created in connection with the refunding, renewal or extension of such indebtedness that is limited to the same property, provided that the amount of the indebtedness secured by such refunding, renewal or extended mortgage or other lien does not exceed the amount of indebtedness secured by the mortgage or other lien to be refunded, renewed or extended and outstanding at the time of such refunding, renewal or extension; and

(10) any mortgage or other lien in favor of the U.S. or any State thereof, or political subdivision of the U.S. or any State thereof, or any department, agency or instrumentality of the U.S. or any State thereof or any such political subdivision, to secure indebtedness incurred for the purpose of financing the acquisition, construction or improvement of all or any part of the property subject to such mortgage or other lien, and any mortgage or other lien created in connection with the refunding, renewal or extension of such indebtedness that is limited to the same property, provided that the amount of the indebtedness secured by such refunding, renewal or extended mortgage or other lien does not exceed the amount of indebtedness secured by the mortgage or other lien to be refunded, renewed or extended and outstanding at the time of such refunding, renewal or extension.

Limitation on Sale and Leaseback Transactions

So long as any of the debentures are outstanding, we will not, and we will not permit any Restricted Subsidiary to, sell or transfer (other than to us or a wholly-owned Restricted Subsidiary) any Principal Property, whether owned at the date of the indenture or thereafter acquired, which has been in full operation for more than 120 days prior to such sale or transfer, with the intention of entering into a lease of such Principal Property (except for a lease for a term, including any renewal thereof, of not more than three years), if after giving effect thereto the Attributable Debt (as defined below) in respect of all such sale and leaseback transactions involving Principal Properties shall be in excess of five percent of Consolidated Net Worth.

Notwithstanding the foregoing, we or any Restricted Subsidiary may sell any Principal Property and lease it back if the net proceeds of such sale are at least equal to the fair value of such property as determined by our Board of Directors and, within 120 days of such sale, (a) we redeem (if permitted by the terms of the outstanding debentures), at the principal amount thereof together with accrued interest to the date fixed for redemption, such outstanding debentures in an aggregate principal amount equal to such net proceeds, (b) we or a Restricted Subsidiary repays other Funded Debt (as defined below) in an aggregate principal amount equal to such net proceeds, (c) we deliver to the trustee, for cancellation, outstanding debentures uncancelled and in transferable form, in an aggregate principal amount equal to such net proceeds, or (d) we apply such net proceeds to the purchase of properties, facilities or equipment to be used for general operating purposes.

Merger and Sales of Assets

We may not, in a single transaction or a series of related transactions, consolidate or merge with or into any other person, or sell or transfer all or substantially all our properties and assets to any other person,

- unless the person formed by or resulting from any such consolidation or merger, or which has received the transfer of all or substantially all of our property and assets, will assume the due and punctual performance and observance of all of the covenants and conditions to be performed or observed by us under the indenture; and

- unless we, such person or such successor person, as the case may be, immediately after such consolidation, merger, sale or transfer, will not be in default in the performance of any covenant or condition under the indenture.

In addition, we may not engage in such a consolidation, merger, sale or transfer if, upon such transaction becoming effective, any of our property or assets would become or be subject to any mortgage or other lien (an "additional lien"), other than liens existing thereon prior thereto and certain liens permitted under the covenant described under "Certain Covenants — Limitation on Liens", unless (1) prior to such consolidation, merger, sale or transfer all of the outstanding debentures shall be secured directly (equally and ratably with any of our other indebtedness then entitled thereto) by a mortgage or other lien ranking prior to such additional lien, in form satisfactory to the trustee, on all of our property and assets, and accretions thereto, which would, upon such consolidation, merger, sale or transfer, become subject to such additional lien, such mortgage or other lien securing the debentures to be effective for so long as such property and assets shall remain subject to such additional lien, or (2) we make effective provision whereby all debentures outstanding immediately after such consolidation, merger, sale or transfer will be secured directly by a mortgage or other lien in a form satisfactory to the trustee equally and ratably with (or prior to) any and all obligations, indebtedness and claims secured by such additional lien, upon our property and assets (or the person resulting from or surviving such consolidation or merger, if not us, or the person to which such sale or transfer shall have been made, as the case may be) as are subject to such additional lien, such mortgage or other lien securing the debentures to be effective for so long as such property and assets shall remain subject to such additional lien.

In connection with any such transaction, we or such successor person shall deliver to the trustee an officers' certificate and an opinion of counsel, each stating that such transaction and the supplemental indenture (if applicable) comply with the indenture and that all conditions precedent, if any, in the indenture relating to such transaction have been satisfied.

In the event of any such sale or transfer (other than a transfer by way of lease), we, or any successor person that has become a successor person in the manner described in the indenture and subsequently consummates a permitted sale or transfer (other than a transfer by way of lease), will be discharged from all obligations and covenants under the indenture and the debentures.

Certain Defined Terms

The following terms are defined in the indenture:

"Attributable Debt" means, when used with respect to any sale and leaseback transaction, at the time of determination, the present value (discounted at the rate of interest implicit in the term of the lease) of the lessee's obligation for "net rental payments" during the remaining term of the lease (including any period the lease has been, or may, at the option of the lessor, be extended). The term "net rental payments" under any lease for any period means the sum of the rental and other payments required to be paid during such period by the lessee under such lease, not including, however, any amounts required to be paid by such lessee (whether or not designated as rental or additional rental) on account of maintenance and repairs, insurance, taxes, assessments, water rates or similar charges or any amounts required to be paid by such lessee contingent upon the amount of sales, maintenance and repairs, insurance, taxes, assessments, water rates or similar charges.

"Consolidated Net Worth" means our stockholders' equity and that of our consolidated subsidiaries, as shown on our audited consolidated balance sheet in our latest annual report to our stockholders.

"Funded Debt" means all indebtedness issued, incurred, assumed or guaranteed by us or one of our Restricted Subsidiaries, or for the payment of which we or one of our Restricted Subsidiaries is otherwise primarily or secondarily liable, maturing by its terms more than one year from its date of creation or renewable or refundable at the option of the obligor to a date more than one year from its date of creation.

"Principal Property" means any manufacturing plant located within the U.S. (other than its territories or possessions) and owned or leased by us or any subsidiary, except any such plant that, in the opinion of our Board of Directors, is not of material importance to the business conducted by us and our subsidiaries, taken as a whole.

"Restricted Subsidiary" means any of our subsidiaries that owns or leases a Principal Property. As noted above, the definition of Principal Property does not include foreign facilities.

"subsidiary" means any corporation of which we, or we and one or more subsidiaries, directly or indirectly own at the time (1) more than 50 percent of the outstanding capital stock having under ordinary circumstances (not dependent upon the happening of a contingency) voting power in the election of members of the board of directors, managers or trustees of such corporation, and (2) securities having at such time voting power to elect at least a majority of the members of the board of directors, managers or trustees of such corporation.

Events of Default

The following are events of default with respect to the debentures:

(1) our default in the payment of the principal amount plus accrued and unpaid interest on any debenture when it becomes due and payable at its maturity, upon redemption, upon declaration, upon a purchase by us at the option of the holder or following a Change of Control when the same becomes due and payable, or otherwise;

(2) our default for 30 days in the payment of any interest or liquidated damages (as described below) due and payable on the debentures;

(3) our failure for 10 business days to deliver shares of our common stock upon an appropriate election by holders of debentures to convert those debentures into shares of our common stock;

(4) our failure to comply in any material respect with any of our covenants or agreements contained in the indenture or the debentures (other than those contained in clause (1), (2) or (3) above) for 90 days after written notice to us by the trustee or to us and the trustee by holders of at least 25 percent in aggregate principal amount of the debentures then outstanding;

(5) our failure to provide timely notice of a Change of Control;

(6) a default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by us, which default either (A) is caused by a failure to pay when due any principal of such indebtedness the principal amount of which, together with the principal amount of any other such indebtedness under which there is a payment default, aggregates $25 million or more within the grace period provided for in such indebtedness, which failure continues beyond any applicable grace period, or (B) results in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise become due and payable, and such payment default is not cured or such acceleration is not rescinded or annulled within 10 days after written notice to us by the trustee or to us and the trustee by holders of at least 25 percent in aggregate principal amount of the debentures then outstanding; and

(7) certain events involving our bankruptcy, insolvency or reorganization.

The indenture requires us to file annually with the trustee a certificate describing any material default by us in the performance of any conditions or covenants that has occurred under the indenture and its status. We must give the trustee written notice within 30 days (excluding any passage of time requirements) of any event of default described in clause (4), (5), (6) or (7) above, its status, and the action we are taking or propose to take.

The indenture provides that if an event of default (other than an event of default described in clause (7) above) occurs and is continuing, either the trustee or the holders of at least 25 percent in aggregate principal amount of the debentures then outstanding may declare the principal amount plus accrued and unpaid interest, if any, on the debentures to be due and payable immediately; provided, however, that after such acceleration but before a judgment or decree based on the event of default is obtained, the holders of a majority in aggregate principal amount of the debentures then outstanding, under certain circumstances, may rescind such acceleration if all events of default, other than the nonpayment of accelerated principal or interest, have been cured or waived as provided in the indenture. If an event of default relating to events or bankruptcy, insolvency or reorganization occurs, the principal amount plus accrued and unpaid interest, if any, on the debentures will become immediately due and payable without any action on the part of the trustee or any holder of the debentures. The same provisions regarding rescission of an acceleration apply to events of default relating to events of bankruptcy, insolvency and reorganization.

The holders of a majority in aggregate principal amount of the debentures then outstanding shall have the right to waive certain defaults and to direct the time, method and place of conducting any proceeding for any remedy available to the trustee, subject to certain limitations specified in the indenture.

A holder of debentures may pursue a remedy under the indenture only if:

- the holder gives the trustee written notice of a continuing event of default;

- the holders of at least 25 percent in aggregate principal amount of the debentures then outstanding make a written request to the trustee to pursue the remedy;

- the holder offers to the trustee security or indemnity reasonably satisfactory to the trustee;

- the trustee does not comply with the request within 60 days after receipt of the notice, request, and offer of security or indemnity; and

- during that 60-day period, the holders of a majority in principal amount of the debentures then outstanding do not give the trustee a direction inconsistent with the request.

This provision, however, does not affect the right of a holder of debentures to sue for enforcement of payment of the principal of or interest, including liquidated damages, on the holder's debenture on or after the respective due dates expressed in its debenture or the holder's right to convert its debenture in accordance with the indenture.

The trustee will be entitled under the indenture, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified before proceeding to perform any duty or exercise any right or power under the indenture at the direction of the holders of the debentures or that requires the trustee to expend or risk its own funds or otherwise incur any financial liability. The indenture also provides that a majority in aggregate principal amount of the debentures then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the debentures. The trustee, however, may refuse to follow any such direction that conflicts with law or the indenture, or that the trustee determines in good faith is unduly prejudicial to the rights of other holders of the debentures or would involve the trustee in personal liability.

The indenture provides that while the trustee generally must mail notice of a default or event of default to holders of the debentures within 90 days of occurrence (or, if later, within 15 days after it is known to the trustee), the trustee may withhold notice of any default or event of default (except with respect to payment on the debentures) if the trustee in good faith determines that the withholding of such notice is in the interest of the holders of the debentures.

Modification and Waiver

We may amend the indenture if the holders of a majority in aggregate principal amount of the debentures consent (including consents obtained in connection with a tender offer or exchange offer for the debentures) to it. Without the consent of the holder of each debenture affected, however, no amendment may, among other things,:

- reduce the interest rate (other than in accordance with the interest rate adjustment provisions specified in the debentures) or change the time for payment of interest on the debentures;

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- reduce the principal amount of any debenture or extend its stated maturity;

- reduce the redemption or purchase price of the debentures or change the time at which the debentures may or must be redeemed or purchased;

- change the place of payment or make payments on the debentures payable in currency other than as stated in the debentures;

- make any change in the percentage of aggregate principal amount of debentures necessary to waive compliance with some provisions of the indenture or to make any change in this provision for amendment;

- adversely affect the conversion or repurchase provisions of the debentures;

- impair the holder's right to institute suit for the enforcement of any payment on the debentures;

- waive a continuing default or event of default regarding any payment on the debentures; or

- make any change in our obligation to provide Rule 144A information in accordance with the indenture.

We may amend the indenture without the consent of any holder of debentures in some circumstances, including:

- to cure any ambiguity, omission, defect or inconsistency, provided that such amendment does not materially and adversely affect the holders of the debentures in any material respect;

- to modify the restrictions on, and procedures for, resale and other transfers of debentures pursuant to any change in applicable law, regulation or practice relating to the resale or transfer of restricted securities under the Securities Act generally;

- to provide for the assumption of our obligations under the indenture by a successor upon any merger, consolidation or asset transfer permitted under the indenture;

- to provide any security for or guarantees of the debentures;

- to add events of default with respect to the debentures;

- to add covenants that would benefit the holders of the debentures or to surrender any rights or powers we have under the indenture;

- to comply with any requirement to effect or maintain the qualification of the indenture under the Trust Indenture Act of 1939, provided that such amendment does not materially and adversely affect the holders of the debentures; or

- to provide for uncertificated debentures in addition to or in place of certificated debentures or to provide for bearer debentures.

The holders of a majority in aggregate principal amount of the debentures then outstanding may waive certain defaults. Those holders, however, may not waive any default or event of default in any payment on any debenture or compliance with a provision that cannot be amended without the consent of each holder affected.

Satisfaction and Discharge; Defeasance

The indenture will cease to be of further effect with respect to the debentures, except as may otherwise be provided in the indenture, if we have delivered to the trustee for cancellation all authenticated debentures (other than destroyed, lost or stolen debentures and debentures for whose payment trust funds have been segregated and held in trust as provided in the indenture) and paid or caused to be paid all other sums payable under the indenture with respect to the debentures. In addition, at any time, we may terminate our obligations described under "— Certain Covenants" and the requirements described under "— Merger and Sale of Assets" with respect to additional liens ("covenant defeasance") if we irrevocably deposit with the trustee as trust funds, cash or government securities, which, through the payment of principal and interest in accordance with their terms, will provide money, in an amount sufficient to pay the principal of and the interest on the debentures and all other sums payable by us under the indenture in connection with the debentures. This type of a trust may be established only if, among other things, we have delivered to the trustee an opinion of counsel stating that holders of debentures (i) will not recognize income, gain or loss for federal income tax purposes as a result of the deposit and discharge, and (ii) will be subject to federal income tax on the same amounts, in the same manner and at the same times as would have been the case if the deposit and discharge had not occurred. If we exercise our covenant defeasance option, payment of the debentures may not be accelerated because of an event of default specified in clause (4) under "— Events of Default" with respect to the covenants described under "— Certain Covenants" or our failure to comply with the requirements described under "— Merger and Sale of Assets" with respect to additional liens.

Registration Rights

We entered into a registration rights agreement under which we filed a shelf registration statement (of which this prospectus is a part) with the SEC covering resale of the registrable securities. We will, subject to our right, under certain circumstances described below, to suspend use of the registration statement, use commercially reasonable efforts to keep such shelf registration statement effective until all "registrable securities" have ceased to be "registrable securities".

When we use the term "registrable securities" in this section, we are referring to the debentures and the shares of our common stock issuable upon conversion of the debentures and any securities into or for which such underlying common stock has been converted or exchanged, and any security issued with respect thereto upon any stock dividend, split or similar event until, in the case of any such security, the earliest of:

- its effective registration under the Securities Act and resale in accordance with the shelf registration statement;

- the expiration of the holding period that would be applicable under Rule 144(k) under the Securities Act with respect to persons that are not our affiliates;

- its sale to the public pursuant to Rule 144 under the Securities Act, or any similar provision then in force, but not Rule 144A; or

- the security ceasing to be outstanding.

Only the holders of registrable securities have the benefit of the registration rights agreement.

We may suspend the use of the prospectus under certain circumstances relating to pending corporate developments, public filings with the SEC and similar events. Any suspension period shall not occur more than once in any three-month period or more than three times in any 12-month period and shall not exceed:

- an aggregate of 30 days in any three-month period; or

- an aggregate of 90 days for all periods in any 12-month period.

Notwithstanding the foregoing, we will be permitted to suspend the use of the prospectus for up to 60 days in any three-month period under certain circumstances relating to an acquisition or a probable acquisition, or financing, recapitalization, business combination or other similar transactions.

We will pay predetermined liquidated damages to holders of registrable securities if the prospectus is unavailable for periods in excess of those permitted above, as follows:

- on the debentures at an annual rate equal to 0.50 percent of the aggregate principal amount of the debentures then outstanding during the additional period the prospectus is unavailable; and

- on the shares of our common stock that have been issued on conversion of the debentures, at an annual rate equal to 0.50 percent of an amount equal to $1,000 divided by the conversion price during such periods.

A holder of the debentures or shares of our common stock issued upon the conversion of the debentures who elects to sell registrable securities pursuant to the shelf registration statement will be required to:

- be named as a selling securityholder in the related prospectus;

- deliver a prospectus to purchasers; and

- be subject to the provisions of the registration rights agreement, including the indemnification and contribution provisions.

Under the registration rights agreement, we will:

- pay all expenses of the shelf registration statement;

- provide each qualified holder with copies of the prospectus;

- notify holders when the shelf registration statement has become effective; and

- take other reasonable actions as are required to permit unrestricted resales of the registrable securities in accordance with the terms and conditions of the registration rights agreement.

The plan of distribution of the shelf registration statement of which this prospectus is a part permits resales of registrable securities by selling securityholders through brokers and dealers.

We will give notice as promptly as practicable to all holders of the debentures or shares of our common stock issued upon the conversion of the debentures of the filing and effectiveness of the shelf registration statement, of which this prospectus forms a part, in each case by release to Reuters Economic Services and Bloomberg Business News.

The summary of the registration rights agreement is not complete. This summary is subject to, and is qualified in its entirety by reference to, all the provisions of the registration rights agreement.

Calculations in Respect of Debentures

We will be responsible for making all calculations called for under the debentures. These calculations include determinations of the sale prices of shares of our common stock, the rate of interest payable on the debentures and the applicable conversion rate of the debentures. We will make all these calculations in good faith and, absent manifest error, our calculations will be final and binding on holders of the debentures. We will provide a schedule of our calculations to the trustee and the conversion agent, and the trustee and the conversion agent will be entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of the debentures upon the request of that holder.

Governing Law

The indenture and the debentures will be governed by, and construed in accordance with, the laws of the State of New York.

Trustee

The Bank of New York is the trustee, security registrar, paying agent and conversion agent.

If an event of default occurs and is continuing, the trustee will be required to use the same degree of care and skill that a prudent person would use in the conduct of his or her own affairs. The trustee will become obligated to exercise any of its rights or powers under the indenture at the request of any of the holders of any debentures only after those holders have offered the trustee security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities that it may incur.

If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign. The Bank of New York is a lender under our existing credit facilities.

Form, Exchange, Registration and Transfer

We issued the debentures in registered form, without interest coupons. We will not charge a service charge for any registration of transfer or exchange of the debentures. However, we may require the payment of any tax or other governmental charge payable for that registration.

The debentures will be exchangeable for other debentures, for the same total aggregate principal amount and for the same terms but in different authorized denominations in accordance with the indenture. Holders may present debentures for registration of transfer at the office of the security registrar we designate. The security registrar or transfer agent will effect the transfer or exchange when it is satisfied with the documents of title and identity of the person making the request.

We have appointed the trustee as security registrar for the debentures. We may at any time rescind that designation or approve a change in the location through which any registrar acts. We are required to maintain an office or agency for transfers and exchanges in each place of payment. We may at any time designate additional registrars for the debentures.

In the case of any redemption, the security registrar will not be required to register the transfer or exchange of any debentures either:

- during a period of 15 days before any selection of debentures for redemption; or

- if the debentures have been called for redemption in whole or in part, except the unredeemed portion of any debentures being redeemed in part.

Payment and Paying Agent

Payments on the debentures will be made in U.S. dollars at the office of the trustee. At our option, however, we may make payments by check mailed to the holder's registered address or, with respect to global debentures, by wire transfer. We will make interest payments to the person in whose name the debentures are registered at the close of business on the record date for the interest payment.

We have designated the trustee as our paying agent for payments on debentures. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts.

Subject to the requirements of any applicable abandoned property laws, the trustee and paying agent shall pay to us any money held by them for payments on the debentures that remain unclaimed for two years after the date upon which that payment has become due. After payment to us, holders entitled to the money must look to us for payment. In that case, all liability of the trustee or paying agent with respect to that money will cease.

Notices

Except as otherwise described herein, notice to registered holders of the debentures will be given by mail to the addresses as they appear in the registration books of the registrar. Notices will be deemed to have been given on the date of such mailing, whether or not received by addressee.

Replacement of Debentures

We will replace any debentures that become mutilated, destroyed, stolen or lost at the expense of the holder upon delivery to the trustee of the mutilated debentures or evidence of the loss, theft or destruction satisfactory to us and the trustee. In the case of a destroyed, stolen or lost debenture, indemnity satisfactory to the trustee and us may be required at the expense of the holder of the debentures before a replacement debenture will be issued.

Payment of Stamp and Other Taxes

We will pay all stamp and other duties, if any, that may be imposed by the U.S. or any political subdivision thereof or taxing authority thereof or therein with respect to the issuance of the shares of our common stock on the conversion of the debentures. We will not be required to make any payment with respect to any other tax, assessment or governmental charge imposed by any government or any political subdivision thereof or taxing authority thereof or therein.

Book-Entry System

The debentures are represented by a single, permanent global debenture in definitive, fully-registered form without interest coupons. The global debenture has been deposited with the trustee, as custodian for DTC, and registered in the name of DTC or a nominee of DTC in New York, New York for the accounts of participants in DTC. Investors hold their interests in the global debenture directly through DTC if they are DTC participants, or indirectly through organizations that are DTC participants.

Except in the limited circumstances described below, holders of debentures represented by interests in the global debenture will not be entitled to receive debentures in definitive form.

DTC has advised us as that it is a limited purpose trust company organized under the laws of the State of New York Uniform Commercial Code, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities of persons that have accounts with DTC or its nominee ("participants") in order to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC's participants include securities brokers and dealers (which may include the initial purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to DTC's book-entry system also is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

Ownership of beneficial interests in the global debenture is limited to participants or persons that hold interests through participants. Ownership of beneficial interests in the global debenture is shown on, and the transfer of that ownership interest will be effected only through, records maintained by DTC or its nominee (with respect to interests of persons other than participants). The laws of some jurisdictions require that some purchasers of securities take physical delivery of the securities in definitive form. Such limits and such laws may impair the ability to transfer beneficial interests in the global debenture.

So long as DTC or its nominee is the registered owner of the global debenture, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the debentures represented by the global debenture for all purposes under the indenture. Except as provided below, owners of beneficial interests in the global debenture will not be entitled to have debentures represented by the global debenture registered in their names, will not receive or be entitled to receive physical delivery of debentures in definitive form, and will not be considered the owners or holders thereof under the indenture. Principal and interest payments, if any, on debentures registered in the name of DTC or its nominee will be made to DTC or its nominee, as the case may be, as the registered owner of the global debenture. Neither we, the trustee, any paying agent nor the security registrar for the debentures will have any responsibility or liability for any aspect of the records relating to, or the payments made on account of beneficial interests in the global debenture or for maintaining, supervising or reviewing any records relating to such beneficial interests.

We expect that DTC or its nominee, upon receipt of any payment of principal or interest, if any, immediately will credit participants' accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global debenture as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global debenture held through these participants will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in street name, and will be the responsibility of the participants.

Unless and until it is exchanged in whole or in part for debentures in definitive form, the global debenture may not be transferred except as a whole by DTC to a nominee of DTC or by a nominee of DTC to DTC or another nominee of DTC.

Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and procedures and will be settled in same-day funds. Transfers between participants in Euroclear and Clearstream will be effected in the ordinary way in accordance with their respective rules and procedures.

Cross-market transfers between DTC, on the one hand, and directly or indirectly through Euroclear or Clearstream participants, on the other, will be effected in DTC in accordance with DTC rules on behalf of Euroclear or Clearstream, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Clearstream, as the case may be, by the counterparty in such system in accordance with its rules and procedures and within its established deadlines (Brussels time). Euroclear or Clearstream, as the case may be, if the transaction meets its settlement requirements, will deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the global debenture in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Clearstream participants may not deliver instructions directly to the depositaries for Euroclear or Clearstream.

Because of time zone differences, the securities account of a Euroclear or Clearstream participant purchasing an interest in the global debenture from a DTC participant will be credited during the securities settlement processing day (which must be a business day for Euroclear or Clearstream, as the case may be) immediately following the DTC settlement date, and such credit of any transaction interests in the global debenture settled during such processing day will be reported to the relevant Euroclear or Clearstream participant on such day. Cash received in Euroclear or Clearstream as a result of sales of interests in the global debenture by or through a Euroclear or Clearstream participant to a DTC participant will be received with value on the DTC settlement date, but will be available in the relevant Euroclear or Clearstream cash account only as of the business day following settlement in DTC.

We expect that DTC will take any action permitted to be taken by a holder of debentures (including the presentation of debentures for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global debenture are credited and only in respect of such portion of the aggregate principal amount of the debentures as to which such participant or participants has or have given such direction. However, if there is an event of default under the debentures, DTC will exchange the global debenture for debentures in definitive form, which it will distribute to its participants. These debentures in definitive form will be subject to certain restrictions on registration of transfers described under "Notice to Investors," and will bear the legend set forth thereunder.

Although we expect that DTC, Euroclear and Clearstream will agree to the foregoing procedures to facilitate transfers of interests in the global debenture among participants of DTC, Euroclear and Clearstream, DTC, Euroclear and Clearstream are under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC, Euroclear or Clearstream, or their participants or indirect participants, of their respective obligations under the rules and procedures governing their operations.

Certificated Debentures

The global debenture representing the debentures will be exchangeable for certificated debentures of like tenor and terms and of differing authorized denominations aggregating a like principal amount, only if (1) DTC notifies us that it is unwilling or unable to continue as a depositary for the global debenture, (2) DTC ceases to be a clearing agency registered under the Exchange Act, and a successor depositary is not appointed by us within 90 days, (3) DTC is closed for business for 14 continuous days, (4) DTC announces an intention to cease business permanently or in fact does so, (5) we in our sole discretion determine that the global debenture shall be exchangeable for certificated debentures or (6) there shall have occurred and be continuing an event of default under the indenture with respect to the debentures. In any such instance, an owner of a beneficial interest in the global debenture will be entitled to physical delivery in definitive form of debentures represented by the global debenture equal in principal amount to the beneficial interest and to have the debentures registered in its name. Debentures so issued in definitive form will be issued as registered debentures in denominations of $1,000 and integral multiples thereof, unless otherwise specified by us.

The holder of a debenture in non-global form may transfer, exchange or replace such debenture, subject to compliance with the provisions of any legend, by surrendering it at the office or agency maintained by us for such purpose in the borough of Manhattan, the City of New York, which initially will be the office of the trustee. Upon the transfer, exchange or replacement of debentures bearing the legend, or upon specific request for removal of the legend on a debenture, we will deliver only debentures that bear such legend, or we will refuse to remove such legend, as the case may be, unless there is delivered to us such satisfactory evidence, which may include an opinion of counsel, as reasonably may be required by us that neither the legend nor the restrictions on transfer set forth therein are required to ensure compliance with the provisions of the Securities Act. Before any debenture in non-global form may be transferred to a person who takes delivery in the form of an interest in the global debenture, the transferor will be required to provide the trustee with a global debenture certificate.

Notwithstanding any statement herein, we and the trustee reserve the right to impose such transfer, certification, exchange or other requirements, and to require such restrictive legends on certificates evidencing debentures, as we may determine are necessary to ensure compliance with the securities laws of the U.S. and the States therein and any other applicable laws, to ensure that any shelf registration statement or amendment thereto covering the debentures and the shares of our common stock issuable upon conversion thereof is declared effective by the SEC, or as DTC may require.

DESCRIPTION OF CAPITAL STOCK

We have summarized some of the terms and provisions of our capital stock in this section. The summary is not complete. You should read our Restated Certificate of Incorporation, our By-laws and the Rights Agreement (as defined below) described below before you purchase any of our capital stock or securities convertible into shares of our capital stock, including the debentures.

Authorized Capital Stock

Under our Restated Certificate of Incorporation, the total number of shares of all classes of stock that we have authority to issue is 251,000,000, of which 1,000,000 are shares of preferred stock, without par value ("Preferred Stock"), and 250,000,000 are shares of common stock. No shares of Preferred Stock have been issued, although shares of Preferred Stock have been reserved for issuance under the Rights Agreement.

Common Stock

The holders of shares of our common stock are entitled to one vote for each share on all matters voted on by our stockholders, and the holders of such shares possess all voting power, except as described below under the headings "Certain Anti-Takeover Provisions of Our Restated Certificate of Incorporation, By-laws, Rights Agreement and Delaware General Corporation Law — Provisions of Our Restated Certificate of Incorporation Related to Business Combinations" and "— Anti-Greenmail Provisions of Our Restated Certificate of Incorporation Related to Business Combinations," and except as otherwise required by law or provided in any resolution adopted by our Board of Directors with respect to any series of Preferred Stock. There are no cumulative voting rights, except as described below under the heading "Certain Anti-Takeover Provisions of Our Restated Certificate of Incorporation, By-laws, Rights Agreement and Delaware General Corporation Law — Provisions of Our Restated Certificate of Incorporation While There is a 40% Shareholder." Accordingly, the holders of a majority of the shares of our common stock voting for the election of directors can elect all of the directors, if they choose to do so, subject to any rights of the holders of Preferred Stock to

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elect directors. Subject to any preferential or other rights of any outstanding series of Preferred Stock that may be designated by our Board of Directors, the holders of shares of our common stock will be entitled to such dividends as may be declared from time to time by our Board of Directors from funds available therefor, and upon liquidation will be entitled to receive on a pro rata basis all of our assets available for distribution to such holders.

Preferred Stock

Our Board of Directors is authorized without further stockholder approval (except as may be required by applicable law or New York Stock Exchange regulations) to provide for the issuance of shares of Preferred Stock, in one or more series, and to fix for each such series such voting powers, designations, preferences and relative, participating, optional and other special rights, and such qualifications, limitations or restrictions, as are stated in the resolution adopted by our Board of Directors providing for the issuance of such series and as are permitted by the Delaware General Corporation Law. See "Certain Anti-Takeover Provisions of Our Restated Certificate of Incorporation, By-laws, Rights Agreement and Delaware General Corporation Law — Preferred Stock." If our Board of Directors elects to exercise this authority, the rights and privileges of holders of shares of our common stock could be made subject to the rights and privileges of any such series of Preferred Stock. Presently, we have no plans to issue any Preferred Stock, except that the Rights Agreement provides for the issuance of shares of participating Preferred Stock under the circumstances specified in the Rights Agreement, upon the exercise or exchange of the rights issued thereunder. See "Certain Anti-Takeover Provisions of Our Restated Certificate of Incorporation, By-laws, Rights Agreement and Delaware General Corporation Law — Stockholder Protection Rights Agreement."

No Preemptive Rights

No holder of any of our stock of any class authorized has any preemptive right to subscribe to any of our securities of any kind or class.

Transfer Agent and Registrar

Our Transfer Agent and Registrar is Mellon Shareholder Services, L.L.C.

Certain Anti-Takeover Provisions of Our Restated Certificate of Incorporation, By-laws, Rights Agreement and Delaware General Corporation Law

General

Our Restated Certificate of Incorporation, our By-laws, the Rights Agreement and the Delaware General Corporation Law contain certain provisions that could delay or make more difficult an acquisition of control of us that is not approved by our Board of Directors, whether by means of a tender offer, open market purchases, a proxy contest or otherwise. These provisions have been implemented to enable us to conduct our business in a manner that will foster our long-term growth without disruption caused by the threat of a takeover not deemed by our Board of Directors to be in the best interests of us and our stockholders. See also "— Stockholder Protection Rights Agreement." These provisions could have the effect of discouraging third parties from making proposals involving an acquisition or change of control of us, although such a proposal, if made, might be considered desirable by a majority of our stockholders. These provisions also may have the effect of making it more difficult for third parties to cause the replacement of our current management without the concurrence of our Board of Directors. Set forth below is a description of the provisions contained in our Restated Certificate of Incorporation, our By-laws, the Rights Agreement and the Delaware General Corporation Law that could impede or delay an acquisition of control of us that our Board of Directors has not approved. This description is intended as a summary only and is qualified in its entirety by reference to our Restated Certificate of Incorporation, our By-laws and the Rights Agreement, as well as the Delaware General Corporation Law.

Classified Board of Directors

Our Restated Certificate of Incorporation provides for our Board of Directors to be divided into three classes of directors serving staggered three-year terms. As a result, approximately one-third of our Board of Directors will be elected each year. This provision could prevent a party who acquires control of a majority of our outstanding voting stock from obtaining control of our Board of Directors until the second annual stockholders' meeting following the date on which the acquiror obtains the controlling stock interest and it could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of us, in both cases increasing the likelihood that incumbent directors will retain their positions.

Number of Directors; Removal; Filling of Vacancies

Our Restated Certificate of Incorporation and By-laws provide that the number of directors shall not be less than eight or more than 13, the exact number to be fixed by resolution of our Board of Directors from time to time. Directors may be removed by stockholders only for cause.

Our Restated Certificate of Incorporation and By-laws provide that vacancies on the Board of Directors may be filled only by a majority vote of the remaining directors or by the sole remaining director.

Stockholder Action

Our Restated Certificate of Incorporation provides that stockholder action may be taken only at an annual or special meeting of stockholders. Therefore, stockholders may not act by written consent. Our By-laws provide that special meetings of stockholders may be called only by our Board of Directors, Chairman of the Board or Chief Executive Officer.

Advance Notice for Stockholder Proposals or Nominations at Meetings

Our By-laws establish an advance notice procedure for stockholder proposals to be brought before any annual or special meeting of stockholders and for nominations by stockholders of candidates for election as directors at an annual meeting or a special meeting at which directors are to be elected. Subject to any other applicable requirements, including Rule 14a-8 under the Exchange Act, only such business may be conducted at an annual meeting of stockholders as has been (1) specified in the notice of annual meeting given by, or at the direction of, our Board of Directors; (2) brought before the meeting by, or at the direction of, our Board of Directors; or (3) brought by a stockholder who has given our Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. With respect to a special meeting of the stockholders, only such business may be conducted at the meeting as has been specified in the notice of special meeting. The person presiding at such annual or special meeting has the authority to make such determinations. Only persons who are nominated by, or at the direction of, our Board of Directors, or who are nominated by a stockholder who has given timely written notice, in proper form, to our Secretary prior to a meeting at which directors are to be elected will be eligible for election as a director.

To be timely, notice of nominations or other business to be brought before any annual meeting must be delivered to our Secretary not less than 90 days nor more than 120 days prior to the first anniversary date of the annual meeting for the preceding year; provided, however, that if the annual meeting is not scheduled to be held within a period that commences 30 days before and ends 30 days after such anniversary date, such advance notice shall be given by the later of (1) the close of business on the date 90 days prior to the date of the annual meeting or (2) the close of business on the tenth day following the date that the annual meeting date is first publicly announced or disclosed. If we call a special meeting of stockholders for the purpose of electing directors, notice of nominations must be delivered to our Secretary not later than the close of business on the tenth day following the date that the special meeting date and either the names of nominees or the number of directors to be elected is first publicly announced or disclosed.

Any stockholder who gives notice of a proposal must provide the text of the proposal to be presented, a brief written statement of the reasons why he or she favors the proposal, the stockholder's name and address, the number and class of all shares of each class of our stock owned of record and beneficially by such stockholder and any material interest the stockholder may have in the proposal (other than as one of our stockholders).

The notice of any nomination for election as a director must set forth the name of the nominee, the number and class of all shares of each class of our capital stock owned of record and beneficially by the nominee, the information regarding the nominee required by paragraphs (a), (e) and (f) of Item 401 of Regulation S-K adopted by the SEC, the signed consent of each nominee to serve as a director if elected, the nominating stockholder's name and address, and the number and class of shares of our stock owned of record and beneficially by such nominating stockholder.

Amendments to By-laws

Our By-laws provide that our Board of Directors or the holders of a majority of the shares of our capital stock entitled to vote at an annual or special meeting of stockholders have the power to amend, alter, change or repeal our By-laws.

Amendment of the Restated Certificate of Incorporation

Any proposal to amend, alter, change or repeal any provision of our Restated Certificate of Incorporation requires approval by the affirmative vote of a majority of the voting power of all of the shares of our capital stock entitled to vote on such matters, with the exception of certain provisions of our Restated Certificate of Incorporation that require a vote of 80 percent or more of such voting power.

Provisions of Our Restated Certificate of Incorporation Related to Business Combinations

Our Restated Certificate of Incorporation provides that, in addition to any affirmative vote required by law or any other provision of our Restated Certificate of Incorporation, "business combinations" (generally defined as mergers, consolidations, sales of substantially all assets, issuances or transfers of securities with a fair market value of more than $1.0 million, and other significant transactions) involving us or any of our subsidiaries and involving or proposed by an "interested stockholder" (generally defined for purposes of these provisions as a person who beneficially owns more than 10 percent of our outstanding voting capital stock, or is an affiliate of ours and who within the prior two years was such a 10 percent beneficial owner or who has succeeded to any shares of our voting capital stock that were owned by an interested stockholder within the prior two years) or an affiliate of an interested stockholder require the approval of at least 80 percent of our then outstanding capital stock, voting as a class; provided that business combinations approved by our continuing directors (as defined in our Restated Certificate of Incorporation) or satisfying certain "fair price" and procedure provisions (generally requiring that stockholders receive consideration at least equal to the highest price paid by the interested stockholder for shares of our common stock within the prior two years) are not subject to this requirement. Our Restated Certificate of Incorporation provides that these provisions cannot be amended or repealed, and that any inconsistent provision may not be adopted, without the affirmative vote of at least 80 percent of our then outstanding capital stock, voting as a class.

Anti-Greenmail Provisions of Our Restated Certificate of Incorporation

Our Restated Certificate of Incorporation provides that any purchase by us of shares of our voting capital stock from an "interested shareholder" (generally defined for purposes of these provisions as a person who beneficially owns more than five percent of our outstanding voting capital stock, or a person who is an affiliate of ours and who within the prior two years was such a five percent beneficial owner or who has succeeded to any shares of our voting capital stock that were owned by an interested shareholder within the prior two years) at a price higher than the market price at the time, other than pursuant to an offer to the holders of all outstanding shares of the class, requires the approval of the percentage of our then outstanding voting capital stock at least equal to the sum of the percentage held by the interested shareholder plus a majority of the remaining shares, voting as a class. Our Restated Certificate of Incorporation provides that these provisions cannot be amended or repealed, and that any inconsistent provision may not be adopted, without the affirmative vote of at least 80 percent of our then outstanding capital stock, voting as a class.

Provisions of Our Restated Certificate of Incorporation While There is a 40% Shareholder

Our Restated Certificate of Incorporation provides that in any election of directors on or after the date on which any "40% shareholder" (generally defined for purposes of these provisions as a person who beneficially owns more than 40 percent of our outstanding voting capital stock, or a person who is an affiliate of ours and who within the prior two years was such a 40 percent beneficial owner or who has succeeded to any shares of our voting capital stock that were owned by an interested shareholder within the prior two years) becomes a 40% shareholder, and until such time as no 40 percent shareholder any longer exists, there shall be cumulative voting for the election of directors so that any holder of our voting capital stock will be entitled to as many votes as shall equal the number of directors to be elected multiplied by the number of votes to which the holder would otherwise be entitled and such holder may cast all of such votes for a single director, or distribute such votes among as many candidates as such holder sees fit. In any such election of directors, one or more candidates may be nominated by a majority of our disinterested directors. With respect to any person so nominated, or nominated by a holder of our voting capital stock with a market price of at least $100,000, we are required to include certain information with respect to such nominees (generally on equal terms with other nominees of our Board of Directors and management) in our proxy or other materials with respect to the election of directors. Our Restated Certificate of Incorporation provides that these provisions cannot be amended or repealed, and that any inconsistent provision may not be adopted, without the affirmative vote of at least 80 percent of our then outstanding capital stock, voting as a class.

Preferred Stock

Our Restated Certificate of Incorporation authorizes our Board of Directors to issue one or more series of Preferred Stock by resolution and to determine, with respect to any series of Preferred Stock, the terms and rights of such series. We believe that the availability of Preferred Stock provides us with increased flexibility in structuring possible future financing and acquisitions and in meeting other corporate needs that might arise. Having such authorized shares available for issuance allows us to issue shares of Preferred Stock without the expense and delay of a special stockholders' meeting. The authorized shares of Preferred Stock, as well as the authorized shares of our common stock, are available for issuance without further action by our stockholders, unless such action is required by applicable law or the rules of the New York Stock Exchange or any other stock exchange on which our securities may be listed. Although our Board of Directors has no intention at the present time of doing so, it does have the power (subject to applicable law) to issue a series of Preferred Stock that, depending on the terms of such series, could impede the completion of a merger, tender offer or other takeover attempt. For instance, subject to applicable law, such series of Preferred Stock might impede a business combination by including class voting rights that would enable the holder to block such a transaction. See " — Stockholder Protection Rights Agreement."

Stockholder Protection Rights Agreement

On December 6, 1996, our Board of Directors declared a dividend of one right (a "Right") for each outstanding share of our common stock held of record at the close of business on December 6, 1996 (the "Record Time"), or issued thereafter and prior to the Separation Time (as defined below), or issued thereafter pursuant to options and convertible securities outstanding at the Separation Time. The Rights were issued pursuant to a Stockholder Protection Rights Agreement, dated as of December 6, 1996 (as it may be amended from time to time, the "Rights Agreement"), between us and Mellon Shareholder Services, L.L.C. (formerly known as ChaseMellon Shareholder Services, L.L.C.), a New Jersey limited liability company, as rights agent (the "Rights Agent"). Each Right entitles its registered holder to purchase from us, after the Separation Time, one two-hundredth of a share of Participating Preferred Stock, without par value (the "Participating Preferred Stock"), for $125.00 (the "Exercise Price"), subject to adjustment.

The Rights will be evidenced by common stock certificates until the close of business on the earlier of (in either case, the "Separation Time") (1) the tenth business day (or such later date as our Board of Directors

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may from time to time fix by resolution adopted prior to the Separation Time that otherwise would have occurred) after the date on which any Person (as defined in the Rights Agreement) commences a tender or exchange offer that, if consummated, would result in such Person becoming an Acquiring Person (as defined below) and (2) the first date (the "Stock Acquisition Date") of public announcement by us (by any means) that a Person has become an Acquiring Person; provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time; and provided further that if a tender or exchange offer referred to in clause (1) is cancelled, terminated or otherwise withdrawn prior to the Separation Time without the purchase of any shares of our common stock pursuant thereto, such offer shall be deemed never to have been made. An Acquiring Person is defined in the Rights Agreements as any Person having Beneficial Ownership (as defined in the Rights Agreement) of 15 percent or more of the outstanding shares of our common stock, which term shall not include (1) us, any of our wholly-owned subsidiaries, or any employee stock ownership or other employee benefit plan of ours or any of our wholly-owned subsidiaries, (2) any person who was the Beneficial Owner of 15 percent or more of our outstanding common stock on the date of the Rights Agreement or who shall become the Beneficial Owner of 15 percent or more of our outstanding common stock solely as a result of an acquisition of our common stock by us, until such time hereafter as such Person acquires additional shares of our common stock, other than through a stock dividend or stock split, (3) any Person who becomes an Acquiring Person without any plan or intent to seek or effect control of us if such Person promptly divests sufficient securities such that such 15 percent or greater Beneficial Ownership ceases or (4) any Person who Beneficially Owns shares of our common stock consisting solely of (A) shares acquired pursuant to the grant or exercise of an option granted by us in connection with an agreement to merge with, or acquire, us at a time at which there is no Acquiring Person, (B) shares owned by such Person or its Affiliates or Associates (as such terms are defined in the Rights Agreement) at the time of such grant or (C) shares, amounting to less than one percent of our outstanding common stock, acquired by Affiliates or Associates of such Person after the time of such grant. The Rights Agreement provides that, until the Separation Time, the Rights will be transferred with and only with shares of our common stock. Common stock certificates issued after the Record Time but prior to the Separation Time shall evidence one Right for each share of our common stock represented thereby and shall contain a legend incorporating by reference the terms of the Rights Agreement. Notwithstanding the absence of the aforementioned legend, certificates evidencing shares of our common stock outstanding at the Record Time also shall evidence one Right for each share of our common stock evidenced thereby. Promptly following the Separation Time, separate certificates evidencing the Rights will be mailed to holders of record of our common stock at the Separation Time.

The Rights will not be exercisable until the Separation Time. The Rights will expire on the earliest of (in any such case, the "Expiration Time") (1) the Exchange Time (as defined below), (2) the close of business on the tenth anniversary of the Record Time, (3) the date on which the Rights are redeemed as described below and (4) immediately prior to the effective time of a consolidation, merger or share exchange of us (A) into another corporation or (B) with another corporation in which we are the surviving corporation but shares of our common stock are converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into by us prior to a Stock Acquisition Date.

The Exercise Price and the number of Rights outstanding, or in certain circumstances the securities purchasable upon exercise of the Rights, are subject to adjustment from time to time to prevent dilution in the event of a common stock dividend on, or a subdivision or a combination into a smaller number of shares of, our common stock, or the issuance or distribution of any securities or assets in respect of, in lieu of or in exchange for shares of our common stock.

If a Flip-in Date (as defined below) occurs prior to the Expiration Time, each Right (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or Associate thereof, which Rights shall become void) shall constitute the right to purchase from us, upon the exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of our common stock having an aggregate Market Price (as defined in the Rights Agreement) equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price. In addition, our Board of Directors, at its option, at any time after a Flip-in Date and prior to the time that an Acquiring Person becomes the Beneficial Owner of more than 50 percent of the outstanding shares of our common stock, may elect to exchange all (but not less than all) of the then outstanding Rights (other than Rights Beneficially Owned by the Acquiring Person or any Affiliate or

Associate thereof, which Rights shall become void) for shares of our common stock at an exchange ratio of one share of our common stock per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date of the Separation Time (the "Exchange Ratio"). Immediately upon such action by our Board of Directors (the "Exchange Time"), the right to exercise the Rights will terminate and each Right thereafter will represent only the right to receive a number of shares of our common stock equal to the Exchange Ratio. A "Flip-in Date" is defined in the Rights Agreement as any Stock Acquisition Date or such later date as our Board of Directors from time to time may fix by resolution adopted prior to the Flip-in Date that otherwise would have occurred.

Whenever we become obligated under the Rights Agreement to issue shares of our common stock upon the exercise of or in exchange for the Rights, we, at our option, may substitute therefor shares of Participating Preferred Stock, at a ratio of one two-hundredth of a share of Participating Preferred Stock for each share of our common stock so issuable.

If, prior to the Expiration Time, we enter into, consummate or permit to occur a transaction or series of transactions after the time an Acquiring Person has become such in which, directly or indirectly, (1) we shall consolidate or merge or participate in a share exchange with any other Person if, at the time of the consolidation, merger or share exchange or at the time we enter into any agreement with respect to any such consolidation, merger or share exchange, the Acquiring Person controls our Board of Directors and either (A) any term of or arrangement concerning the treatment of shares of our capital stock in such consolidation, merger or share exchange relating to the Acquiring Person is not identical to the terms and arrangements relating to other holders of our common stock or (B) the Person with whom the transaction or series of transactions occurs is the Acquiring Person or an Affiliate or Associate of the Acquiring Person or (2) we shall sell or otherwise transfer (or one or more of our subsidiaries shall sell or otherwise transfer) assets (A) aggregating more than 50 percent of the assets (measured by either book value or fair market value) or (B) generating more than 50 percent of the operating income or cash flow, of us and our subsidiaries (taken as a whole) to any other Person (other than us or one or more of our wholly-owned subsidiaries) or to two or more such Persons that are affiliated or otherwise acting in concert, if, at the time of such sale or transfer of assets or at the time we (or any such subsidiary) enter into an agreement with respect to such sale or transfer, the Acquiring Person controls our Board of Directors (a "Flip-over Transaction or Event"), we shall take such action as shall be necessary to ensure, and shall not enter into, consummate or permit to occur such Flip-over Transaction or Event until we shall have entered into a supplemental agreement with the Person engaging in such Flip-over Transaction or Event or the parent corporation thereof (the "Flip-over Entity"), for the benefit of the holders of the Rights, providing that upon consummation or occurrence of the Flip-over Transaction or Event (1) each Right thereafter shall constitute the right to purchase from the Flip-over Entity, upon exercise thereof in accordance with the terms of the Rights Agreement, that number of shares of common stock of the Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Transaction or Event equal to twice the Exercise Price for an amount in cash equal to the then current Exercise Price and (2) the Flip-over Entity thereafter shall be liable for, and shall assume, by virtue of such Flip-over Transaction or Event and such supplemental agreement, all of our obligations and duties pursuant to the Rights Agreement.

Our Board of Directors, at its option, at any time prior to the Flip-in Date, may redeem all (but not less than all) the then outstanding Rights at a price of $.01 per Right (the "Redemption Price"), as provided in the Rights Agreement. Immediately upon the action of our Board of Directors electing to redeem the Rights, without any further action and without any notice, the right to exercise the Rights will terminate and each Right thereafter will represent only the right to receive the Redemption Price in cash or our securities.

The holders of Rights, solely by reason of their ownership of the Rights, will have no rights as our stockholders, including the right to vote or to receive dividends.

The Rights Agent and we from time to time may supplement or amend the Rights Agreement without the approval of any holders of the Rights (1) prior to the Flip-in Date, in any respect, and (2) on or after the Flip-in Date, to make any changes that we may deem necessary or desirable and that shall not affect materially and adversely the interests of the holders of the Rights generally or to cure any ambiguity or to correct or supplement any inconsistent or defective provision contained therein.

The Rights will not prevent a takeover of us. However, the Rights may cause substantial dilution to a person or group that acquires 15 percent or more of our common stock unless the Rights first are redeemed by our Board of Directors. Nevertheless, the Rights should not interfere with a transaction that is in the best interests of us and our stockholders because the Rights can be redeemed on or prior to the Flip-in Date, before the consummation of such transaction.

Delaware General Corporation Law

Under Section 203 of the Delaware General Corporation Law ("Section 203"), certain "business combinations" (generally defined to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions that increase the interested stockholder's percentage ownership of stock) between a publicly held Delaware corporation and an "interested stockholder" (generally defined as those stockholders who become beneficial owners of 15 percent or more of a Delaware corporation's voting stock or their affiliates) are prohibited for a three-year period following the date that such stockholder became an interested stockholder, unless (1) the corporation has elected in its certificate of incorporation not to be so governed, (2) either the business combination or the proposed acquisition of stock resulting in the person becoming an interested stockholder was approved by the corporation's board of directors before the other party to the business combination became an interested stockholder, (3) upon consummation of the transaction that made such person an interested stockholder, the interested stockholder owned at least 85 percent of the voting stock of the corporation outstanding at the commencement of the transaction (excluding voting stock owned by officers who are also directors or held in employee benefit plans in which the employees do not have a confidential right to tender or vote stock held by the plan) or (4) the business combination was approved by the corporation's board of directors and also was ratified by two-thirds of the voting stock that the interested stockholder did not own.

Under certain circumstances, Section 203 makes it more difficult for a person who would be an interested stockholder to effect various business combinations with a corporation for a three-year period, although the stockholders may elect to exclude a corporation from the restrictions imposed thereunder. Our Restated Certificate of Incorporation does not exclude us from restrictions imposed under Section 203. The provisions of Section 203 may encourage companies interested in acquiring us to negotiate in advance with our Board of Directors because the stockholder approval requirement would be avoided if a majority of the directors then in office approved either the business combination or the transaction that results in the stockholder becoming an interested stockholder. Such provisions also may have the effect of preventing changes in our management. It is possible that such provisions could make it more difficult to accomplish transactions that stockholders otherwise may deem to be in their best interests.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is intended to be a general summary of some of the U.S. federal income tax consequences of the ownership and disposition of the debentures and the shares of our common stock into which the debentures may be converted. It is based upon the opinion of Holland & Knight LLP, our special tax counsel. Due to the complexity of the tax laws of the U.S. and other taxing jurisdictions, the uncertainty, in some instances, as to the manner in which such laws apply to the debentures, and possible changes in such laws, it is particularly important that each holder consult with its own tax advisor regarding the tax treatment of the ownership and disposition of the debentures and the shares of our common stock into which the debentures may be converted under the laws of any federal, state, local or other taxing jurisdiction.

The discussion set forth below applies only to purchasers that purchase debentures at their "issue price." The "issue price" of the debentures will equal the first price at which a substantial amount of the debentures is sold for cash to the public, not including sales to bond house brokers, or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. This summary is based upon laws, regulations, rulings and decisions currently in effect, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. We cannot assure you that the IRS will not challenge one or more of the conclusions described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income tax consequences of acquiring or holding the debentures or the shares of our common stock into which the debentures may be converted. Moreover, this summary deals only with purchasers who hold debentures or shares of our common stock into which the debentures may be converted as "capital assets" within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended (the "Code"), and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, partnerships, S corporations, regulated investment companies, tax exempt investors, dealers in securities and currencies, U.S. expatriates, persons holding debentures as a position in a "straddle," "hedge," "conversion transaction," "constructive sale" or other integrated transaction for tax purposes, persons who own, directly or indirectly, 10 percent or more of our voting power or U.S. holders (as defined below) whose functional currency is not the U.S. dollar. Furthermore, this discussion does not address the consequences under U.S. alternative minimum tax rules, U.S. federal estate or gift tax laws (except as specifically described below with respect to non-U.S. holders), the laws of any U.S. state or locality, or any foreign tax laws.

Prospective purchasers of the debentures are urged to consult their own tax advisors concerning the consequences, in their particular circumstances, of ownership and disposition of the debentures and the shares of our common stock into which the debentures may be converted under the U.S. federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

As used herein, the term "U.S. holder" means a beneficial owner of debentures or shares of our common stock into which the debentures may be converted that is, for U.S. federal income tax purposes:

- a citizen or individual resident of the U.S.;

- a corporation (other than an S corporation) or other entity that is taxable as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

- an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

- a trust (other than a grantor trust) if, in general, a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions.

As used herein, the term "non-U.S. holder" means a beneficial owner of debentures or shares of our common stock into which the debentures may be converted that is not a U.S. holder for U.S. federal income tax purposes.

If a partnership, including for this purpose any entity treated as a partnership for U.S. federal income tax purposes, is a beneficial owner of the debentures or the shares of our common stock into which the debentures may be converted, the treatment of a partner in the partnership generally will depend upon the status of the partner and upon the activities of the partnership. A holder of the debentures that is a partnership and the partners in such a partnership should consult their tax advisors about the U.S. federal income tax consequences of holding and disposing of the debentures and the shares of our common stock into which the debentures may be converted.

Classification of the Debentures

We will treat the debentures as indebtedness subject to the Treasury regulations governing contingent payment debt instruments ("CPDIs") for U.S. federal income tax purposes. Pursuant to the terms of the indenture, we and each holder of the debentures agree, for U.S. federal income tax purposes, to treat the debentures in such a manner and to be bound by our application of those Treasury regulations to the debentures, including our determinations of the rate at which interest will be deemed to accrue on the debentures for U.S. federal income tax purposes. The remainder of this discussion assumes that the debentures will be treated in accordance with that agreement and our determinations. However, the proper U.S. federal income tax treatment of a holder of a debenture is uncertain in various respects, and the IRS has reserved the right to treat contingent payments as a separate investment portfolio if the principal purpose for structuring the debentures with contingent payments is to achieve a result that is unreasonable. No rulings have been sought from the IRS with respect to any of the U.S. federal income tax consequences discussed below, and no assurance can be given that the IRS will not assert that the debentures should be treated in a different manner. Any such assertion by the IRS could affect the amount, timing and character of income, gain or loss in respect of an investment in the debentures. In particular, it might be determined that a holder should have accrued interest income at a lower rate and/or at different times, should not have recognized income or loss upon a conversion and should have recognized capital gain or loss upon a taxable disposition of its debentures. Holders should consult their own tax advisors concerning the tax classification of, and treatment to holders of, the debentures.

U.S. Holders

Accrual of Interest on the Debentures

Under the Treasury regulations governing CPDIs (the "CPDI regulations"), a U.S. holder generally will be required to accrue interest income on the debentures, in the amounts and at the times described below, regardless of whether the U.S. holder uses the cash or accrual method of tax accounting. The effect of these rules is that U.S. holders will be required to include interest in taxable income in each year in excess of the stated yield of the debentures and in excess of any interest payments actually received in that year.

The CPDI regulations provide that a U.S. holder must accrue an amount of ordinary interest income under rules similar to the original issue discount rules for U.S. federal income tax purposes for each accrual period prior to and including the maturity date of the debentures that equals:

> (1) the product of (A) the adjusted issue price (as defined below) of the debentures as of the beginning of the accrual period and (B) the comparable yield (as defined below) of the debentures, adjusted for the length of the accrual period;

> (2) divided by the number of days in the accrual period; and

> (3) multiplied by the number of days during the accrual period that the U.S. holder held the debentures.

A debenture's issue price is the first price at which a substantial amount of the debentures is sold for cash to the public, excluding sales to bond houses, brokers or similar persons or organizations acting in the capacity of underwriters, placement agents or wholesalers. The "adjusted issue price" of a debenture is its issue price increased by any interest income previously accrued (determined without regard to any adjustments to interest accruals described below) and decreased by the projected amount of any payments (determined pursuant to the schedule described below) previously made with respect to the debentures.

Under the CPDI regulations, we are required to establish the "comparable yield," and we have determined that the comparable yield for the debentures is the annual yield we would incur, as of the initial issue date, on a fixed rate nonconvertible debt security with no contingent payments, but with terms and conditions otherwise comparable to those of the debentures. Accordingly, we have determined the comparable yield to be 7.75 percent. However, the method of determination of the comparable yield is subjective and, therefore, is not entirely certain. If our determination of the comparable yield was successfully challenged, the redetermined comparable yield could be materially different than the comparable yield determined by us.

We are required to provide to U.S. holders, solely for U.S. federal income tax purposes, a schedule of the projected payments on the debentures. This schedule must produce the comparable yield. The projected payments schedule for the debentures includes estimates for payments of interest and an estimate for a payment at maturity taking into account the conversion feature (as required in a recent IRS ruling). U.S. holders may obtain the projected payment schedule by submitting a written request for such information to us at the address in the section "Where You Can Find More Information."

For U.S. federal income tax purposes, each U.S. holder has agreed to use the comparable yield and the schedule of projected payments determined by us in determining our interest accruals, and the adjustments thereto described below, in respect of the debentures.

> THE COMPARABLE YIELD AND THE PROJECTED PAYMENTS SCHEDULE ARE NOT DETERMINED FOR ANY OTHER PURPOSE OTHER THAN FOR THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS AND ADJUSTMENTS THEREOF IN RESPECT OF THE DEBENTURES FOR U.S. FEDERAL INCOME TAX PURPOSES AND DO NOT CONSTITUTE A PROJECTION OR REPRESENTATION REGARDING THE ACTUAL AMOUNTS PAYABLE TO U.S. HOLDERS WITH RESPECT TO THE DEBENTURES.

Amounts treated as interest under the CPDI regulations are treated as original issue discount for all purposes of the Code.

Adjustments to Interest Accruals on the Debentures

If, by reason of a resetting of the interest rate on the debentures, a U.S. holder is to receive payments with respect to the debentures that exceed the total amount of projected payments for the related period, the U.S. holder will incur a "net positive adjustment" under the CPDI regulations. Although it is not entirely clear, it is likely that the net positive adjustment will equal the present value of the redetermined payments in excess of the present value of the projected payments, discounted at the comparable yield. This net positive adjustment will be treated as additional interest income in the taxable period to which it relates. Conversely, if, by reason of a resetting of the interest rate on the debentures, a U.S. holder is to receive payments with respect to the debentures that are less than the total amount of projected payments for the related period, the U.S. holder will incur a "net negative adjustment" under the CPDI regulations. Although it is not entirely clear, it is likely that the net negative adjustment will equal the present value of the projected payments in excess of the present value of the redetermined payments, discounted at the comparable yield. This net negative adjustment will (1) reduce the U.S. holder's interest income on the debentures for that taxable period, (2) to the extent of any excess after the application of clause (1), give rise to an ordinary loss to the extent of the U.S. holder's interest income on the debentures during the prior taxable periods, reduced to the extent such interest was offset by prior net negative adjustments and (3) to the extent of any excess after the application of clauses (1) and (2), result in a net negative adjustment in the succeeding taxable period.

Sale, Exchange, Conversion or Redemption

Generally, the sale, exchange, redemption or other disposition of a debenture will result in taxable gain or loss to a U.S. holder. In addition, as described above, our calculation of the comparable yield and the schedule of projected payments on the debentures includes the receipt of shares of our common stock upon conversion as a contingent payment with respect to the debentures. Accordingly, we intend to treat the receipt of shares of our common stock by a U.S. holder upon the conversion of a debenture as a contingent payment under the

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CPDI regulations. As described above, holders generally are bound by our determination of the comparable yield and the schedule of projected payments. Under this treatment, a conversion also will result in taxable gain or loss to the U.S. holder. The amount of gain or loss on a taxable sale, exchange, conversion, redemption or other disposition of a debenture will be equal to the difference between (1) the amount of cash plus the fair market value of any other property received by the U.S. holder, including the fair market value of any shares of our common stock received, and (2) the U.S. holder's adjusted tax basis in the debenture. A U.S. holder's adjusted tax basis in a debenture generally should be equal to the U.S. holder's original purchase price for the debenture, increased by any interest income previously accrued by the U.S. holder under the CPDI regulations and decreased by the amount of any projected payments previously made on the debentures to the U.S. holder. Gain recognized upon a sale, exchange, conversion, redemption or other disposition of a debenture generally will be treated as ordinary income. A loss recognized upon a sale, exchange, conversion, redemption or other disposition of a debenture generally will be treated as an ordinary loss to the extent of interest previously included in income, and, thereafter, as a capital loss (which will be long-term if the debenture is held for more than one year). The deductibility of net capital losses by individuals and corporations is subject to limitations.

A U.S. holder's tax basis in shares of our common stock received upon conversion of a debenture will equal the then current fair market value of such shares of common stock. The U.S. holder's holding period for the shares of our common stock received will commence on the day immediately following the date of conversion.

Given the uncertain tax treatment of instruments such as the debentures, U.S. holders should contact their own tax advisors concerning the tax treatment of a sale, exchange, conversion, redemption or other disposition of a debenture and the ownership of shares of our common stock received upon conversion of a debenture.

Dividends on Our Common Stock

If a U.S. holder converts debentures into shares of our common stock, in general, distributions on the shares of our common stock that are paid out of our current or accumulated earnings and profits, as defined for U.S. federal income tax purposes, will constitute dividends and will be includible in income by a U.S. holder and taxable as ordinary income when received, in accordance with that U.S. holder's method of accounting for U.S. federal income tax purposes. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated first as a non-taxable return of the U.S. holder's investment, up to the U.S. holder's basis in the shares of our common stock. Any remaining excess will be treated as capital gain.

Constructive Dividends

The conversion price of the debentures is subject to adjustment under certain circumstances. Under Section 305 of the Code and the Treasury regulations issued thereunder, an adjustment to the conversion price, or the failure to make such an adjustment, may be treated under particular circumstances as a constructive taxable dividend to U.S. holders of the debentures or shares of our common stock to the extent of our current or accumulated earnings and profits. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the proportionate interest of a U.S. holder of debentures in our earnings and profits generally should not result in a constructive distribution where the adjustment does not compensate the U.S. holder of debentures for taxable distributions to our stockholders. However, in other circumstances, adjustments (or the failure to make adjustments) may result in a constructive distribution to U.S. holders of the debentures or shares of our common stock that is taxable to the U.S. holders even though they did not receive any cash or property. For example, if at any time we make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for U.S. federal income tax purposes and, in accordance with the anti-dilution provisions of the debentures, the conversion rate of the debentures is increased, such increase may be deemed to be the payment of a taxable dividend to the U.S. holders of the debentures. Conversely, if an event occurs that dilutes the interests of U.S. holders of the debentures and the conversion price is not adjusted, the resulting increase in the proportionate interests of holders of shares of our common stock could be treated as a taxable stock dividend to the holders of shares of the common stock.

Backup Withholding and Information Reporting

Non-exempt U.S. holders may be subject to information reporting with respect to certain "reportable payments," including payments of principal and interest on the debentures, dividends on our common stock and the proceeds of the sale or other disposition of the debentures or shares of our common stock. Non-exempt U.S. holders that are subject to information reporting and that do not provide appropriate information and certifications when requested may be subject to backup withholding tax, currently at a rate of 30 percent. U.S. holders should consult their own tax advisors regarding the applicability of backup withholding.

We will report to U.S. holders of the debentures and shares of our common stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

Special rules applicable to Non-U.S. Holders

Although the following discussion applies specifically to non-U.S. holders, it is not exhaustive. The discussion preceding this section also may apply to non-U.S. holders. Non-U.S. holders should consult their own tax advisors concerning the applicability of the U.S. federal tax laws and the laws of any relevant state, local or non-U.S. taxing jurisdiction.

Payment of Interest

Generally, payments of interest (including original issue discount) to nonresident persons or entities are subject to a U.S. withholding tax at a rate of 30 percent, except where an applicable tax treaty provides for the reduction or elimination of such withholding tax and the recipient of the interest payments complies with all certification requirements necessary to qualify for the treaty benefit. However, payments to a non-U.S. holder of interest income and original issue discount that is not connected effectively with the conduct of a U.S. trade or business will not be subject to a U.S. withholding tax under the "portfolio interest exemption," provided that:

- the non-U.S. holder does not own actually or constructively (pursuant to the conversion feature of the debentures or otherwise) 10 percent or more of the combined voting power of all of our classes of stock entitled to vote and

- the non-U.S. holder is not a "controlled foreign corporation" related to us actually or constructively through stock ownership.

The portfolio interest exemption and several of the special rules for non-U.S. holders described below apply only if the non-U.S. holder certifies its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN (or its successor form) or an appropriate substitute form to us or our paying agent. If a non-U.S. holder holds the debentures through a financial institution or other agent acting on the holder's behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent. The agent then will be required to provide certification to us or our paying agent, either directly or through other intermediaries. If a non-U.S. holder holds the debentures through a "qualified intermediary," the qualified intermediary must have sufficient information in its files indicating that such non-U.S. holder is a non-U.S. holder. For payments made to a foreign partnership, the certification requirements generally will apply to the partners rather than the partnership.

We may be required to report annually to the IRS and to each non-U.S. holder the amount of interest and original issue discount paid to, and the tax withheld, if any, with respect to, each non-U.S. holder.

Except to the extent that an applicable treaty otherwise provides, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder with respect to interest (including original issue discount) if the interest income is connected effectively with the non-U.S. holder's conduct of a U.S. trade or business. A

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corporate non-U.S. holder also, under certain circumstances, may be subject to an additional "branch profits tax" at a 30 percent rate (or, if applicable, a lower treaty rate). Even though such effectively connected interest is subject to income tax, and may be subject to the branch profits tax, it may not be subject to withholding tax if the non-U.S. holder delivers proper certification (a Form W-8ECI) to the payor.

Sale, Exchange, Conversion or Redemption of Debentures

In general, any gain or income arising with respect to the sale, exchange, conversion or redemption of a debenture or from the sale or other disposition of shares of our common stock received upon conversion of a debenture will be exempt from U.S. federal income or withholding tax, provided that (1) such non-U.S. holder is not an individual who is present in the U.S. for 183 days or more in the taxable year of disposition, or such individual does not have a "tax home" (as defined in Section 911(d)(3) of the Code) or an office or other fixed place of business in the U.S., (2) such payments and gain are not connected effectively with the conduct by such non-U.S. holder of a trade or business in the U.S., (3) we are not, nor have we been at any time within the shorter of the five-year period preceding such sale or other disposition and the period the non-U.S. holder held a debenture, a U.S. real property holding corporation within the meaning of Section 897 of the Code and (4) in the case of gain or income arising with respect to the sale or other disposition of a debenture, interest on the debenture qualifies for the portfolio interest exemption and the non-U.S. holder so certifies as described above.

We do not believe that we are currently a "U.S. real property holding corporation" within the meaning of Section 897 of the Code and we do not expect that we will become one in the future.

Gain or income arising with respect to a sale or other disposition of a debenture or shares of our common stock received upon conversion of a debenture that is connected effectively to a U.S. trade or business of a non-U.S. holder generally will be subject to regular U.S. income tax in the same manner as if it were realized by a U.S. holder. Non-U.S. holders that realize U.S. trade or business income with respect to the debentures or shares of our common stock received upon conversion of the debentures should consult their tax advisers as to the treatment of such income or gain. In addition, U.S. trade or business income of a non-U.S. holder that is a non-U.S. corporation may be subject to a branch profits tax at a rate of 30 percent (or, if applicable, a lower treaty rate.)

Dividends

A non-U.S. holder of shares of our common stock generally will be subject to U.S. federal withholding tax at a 30 percent rate (or, if applicable, a lower treaty rate) on distributions by us with respect to our common stock that are treated as dividends paid (and on dividends deemed paid on the debentures or shares of our common stock, as described above under " — U.S. Holders — Constructive Dividends") and that are not connected effectively with a U.S. trade or business. To claim the benefits of a tax treaty, a non-U.S. holder must complete properly a Form W-8BEN (or its successor form) or an appropriate substitute form. Except to the extent that an applicable tax treaty otherwise provides, a non-U.S. holder generally will be taxed in the same manner as a U.S. holder on dividends paid (or deemed paid) that are connected effectively with the non-U.S. holder's conduct of a trade or business in the U.S., and a corporate non-U.S. holder also may be subject to the branch profits tax at a 30 percent rate (or, if applicable, a lower treaty rate). Such non-U.S. holder, however, generally will not be subject to withholding tax provided that a Form W-8ECI is completed properly.

Death of a Non-U.S. Holder

An individual who is not a citizen or resident of the U.S. and who holds a debenture at the time of his or her death will not be required to include the debenture in the individual's gross estate for U.S. federal estate tax purposes, provided that interest payments with respect to such debenture would have qualified for the portfolio interest exemption described above. However, if such an individual holds shares of our common stock, actually or beneficially, at the time of the individual's death (or previously transferred shares of our common stock subject to certain retained rights or powers), the shares of our common stock will be included in the individual's gross estate and will be subject to U.S. federal estate tax unless otherwise provided by an applicable estate tax treaty.

Backup Withholding and Information Reporting

Generally, information reporting and backup withholding do not apply to payments that are subject to the 30 percent withholding tax on dividends or interest paid to non-U.S. holders, or to interest or dividends that are exempt from that tax by application of a tax treaty or special exception. Also, generally, if payments are made to a non-U.S. holder by a broker upon a sale of debentures or shares of our common stock, the payments will not be subject to information reporting or backup withholding, provided that either a sale occurs through a foreign office of a foreign broker that has no connection with the U.S., as described in the applicable Treasury regulations, or such borrower has in its records certain documentary evidence allowed by Treasury regulations that the beneficial owner is a non-U.S. holder, certain other conditions are met and the broker does not have actual knowledge that the holder is a U.S. person. To avoid backup withholding, a non-U.S. holder may be required to certify the holder's foreign status. Non-U.S. holders of debentures or shares of our common stock should consult their own tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of exemptions and the procedure for obtaining any available exemption.

THE PRECEDING DISCUSSION OF CERTAIN U.S. FEDERAL INCOME TAX CONSE-QUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. THE PROPER TAX TREATMENT OF A HOLDER OF DEBENTURES IS UNCERTAIN IN VARIOUS RESPECTS. ACCORDINGLY, EACH INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES TO IT OF PURCHASING, HOLDING AND DISPOSING OF THE DEBENTURES AND SHARES OF OUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

SELLING SECURITYHOLDERS

All of the debentures, and any shares of our common stock issued upon conversion of the debentures, are being offered by the selling securityholders listed in the table below or referred to in a prospectus supplement. We issued and sold the debentures in a private placement in August 2002 to a syndicate of initial purchasers, acting severally, and the debentures were simultaneously sold by the initial purchasers to the selling securityholders in exempt transactions under the Securities Act.

No offer or sale under this prospectus may be made by a holder of the securities unless listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective. If we receive a request from any securityholder to include that securityholder as an additional selling securityholder, we will, within 10 business days after we have received all required information related to that request, supplement or amend this prospectus to include that securityholder as an additional selling securityholder, subject to our right to suspend the use of the prospectus and subject to the other provisions of the registration rights agreement.

The selling securityholders may offer and sell, from time to time, all or some portion of their debentures and shares of common stock issued upon conversion of those debentures.

The following table sets forth the name, principal amount of debentures and number of shares of common stock beneficially owned by the selling securityholders intending to sell the debentures or common stock and the principal amount of debentures or shares of common stock to be offered, in each case as of October 29, 2002. Based on information provided to us by the selling securityholders, unless otherwise described below, no selling securityholders selling in connection with the prospectus or prospectus supplement has held any position or office with, been employed by or otherwise has had a material relationship with us or any of our affiliates during the three years prior to the date of the prospectus or prospectus supplement.

Selling Securityholders	Principal Amount of Debentures Beneficially Owned That May Be Sold Hereby	Percentage of Debentures Outstanding (2)	Number of Shares of Common Stock That May Be Sold Hereby (1) (2)
1976 Distribution Trust FBO A.R. Lauder/ Zinterhofer	$ 6,000	0.0%	133
1976 Distribution Trust FBO Jane A. Lauder	11,000	0.0%	243
2000 Revocable Trust FBO A.R. Lauder/ Zinterhofer	5,000	0.0%	110
Advent Convertible Master Cayman L.P.	5,275,000	3.5%	116,574
Akela Capital Master Fund, LTD	2,000,000	1.3%	44,199
Allentown City Firefighters Pension Plan	19,000	0.0%	420
Allentown City Officers & Employees Pension Fund	13,000	0.0%	287
Allentown City Police Pension Plan	25,000	0.0%	552
Allstate Insurance Company	800,000	0.5%	17,680
Allstate Life Insurance Company	2,050,000	1.4%	45,304
Alpha US Sub Fund 4, LLC	455,000	0.3%	10,055
American Fidelity Insurance Company	350,000	0.2%	7,735
American Motorist Insurance Company	463,000	0.3%	10,232
Arapahoe County Colorado	44,000	0.0%	972
Arlington County Employees Retirement System	484,000	0.3%	10,696
Aventis Pension Master Trust	250,000	0.2%	5,525
Bank Austria Cayman Islands Ltd	2,265,000	1.5%	50,055
BNP Paribas Equity Strategies, SNC	3,880,000	2.6%	85,746
Boilermaker — Blacksmith Pension Trust	1,300,000	0.9%	28,729
British Virgin Islands Social Security Board	64,000	0.0%	1,414

Selling Securityholders	Principal Amount of Debentures Beneficially Owned That May Be Sold Hereby	Percentage of Debentures Outstanding (2)	Number of Shares of Common Stock That May Be Sold Hereby (1) (2)
CALAMOS® Convertible Fund — CALAMOS® Investment Trust	$ 6,400,000	4.3%	141,436
CALAMOS® Convertible Growth and Income — CALAMOS® Investment Trust	5,100,000	3.4%	112,707
CareFirst BlueChoice, Inc.	175,000	0.1%	3,867
CareFirst of Maryland, Inc.	500,000	0.3%	11,050
Chrysler Corporation Master Retirement Trust	3,505,000	2.3%	77,458
City of Albany Pension Plan...............	135,000	0.1%	2,983
City of Birmingham Retirement & Relief System...............................	1,000,000	0.7%	22,099
City of Knoxville Pension System	300,000	0.2%	6,630
City of New Orleans	181,000	0.1%	4,000
City University of New York	109,000	0.1%	2,409
Cobalt Corporation......................	250,000	0.2%	5,525
Cobra Master Fund Ltd..................	3,500,000	2.3%	77,348
CooperNeff Convertible Strategies (Cayman) Master Fund, L.P.	1,968,000	1.3%	43,492
Deam Convertible Arbitrage Fund Ltd	1,200,000	0.8%	26,519
Delaware Public Employees	1,120,000	0.7%	24,751
Delta Air Lines Master Trust (c/o Oaktree Capital Management, LLC)	635,000	0.4%	14,033
Delta Pilots Disability and Survivorship Trust	430,000	0.3%	9,503
Delta Pilots D & S Trust (c/o Oaktree Capital Management, LLC)	490,000	0.3%	10,829
Dorinco Reinsurance Company	700,000	0.5%	15,470
FreeState Health Plan, Inc.	75,000	0.1%	1,657
Georgia Municipal Employee Benefit System	563,000	0.4%	12,442
Genesee County Employees' Retirement System...............................	550,000	0.4%	12,155
Grace Brothers Management, L.L.C	4,500,000	3.0%	99,447
Grady Hospital Foundation	96,000	0.1%	2,122
Group Hospitalization and Medical Services, Inc..................................	575,000	0.4%	12,707
Greek Catholic Union of the USA	100,000	0.1%	2,210
HealthNow New York	200,000	0.1%	4,420
HFR CA Select Fund	300,000	0.2%	6,630
HFR Convertible Arbitrage Account	519,000	0.3%	11,470
Highbridge International LLC	13,500,000	9.0%	298,342
Independence Blue Cross	313,000	0.2%	6,917
Jackson County Employees' Retirement System...............................	200,000	0.1%	4,420
JMG Capital Partners, LP	1,000,000	0.7%	22,099
Knoxville Utilities Board Retirement System	160,000	0.1%	3,536
Lancer Securities Cayman Ltd	400,000	0.3%	8,840
Lord Abbett Bond Debenture Fund	1,000,000	0.7%	22,099
Louisiana Workers' Compensation Corporation	325,000	0.2%	7,182

Selling Securityholders	Principal Amount of Debentures Beneficially Owned That May Be Sold Hereby	Percentage of Debentures Outstanding (2)	Number of Shares of Common Stock That May Be Sold Hereby (1) (2)
Lyxor	$ 1,287,000	0.9%	28,442
Macomb County Employees' Retirement System	325,000	0.2%	7,182
McMahan Securities Co. L.P.	1,000,000	0.7%	22,099
Merrill Lynch Insurance Group	251,000	0.2%	5,547
Microsoft Corporation	1,260,000	0.8%	27,845
Motion Picture Industry Health Plan — Active Member Fund	230,000	0.2%	5,083
Motion Picture Industry Health Plan — Retiree Member Fund	140,000	0.1%	3,094
Municipal Employees	163,000	0.1%	3,602
New Orleans Firefighters Pension / Relief Fund	99,000	0.1%	2,188
NORCAL Mutual Insurance Company	400,000	0.3%	8,840
Occidental Petroleum Corporation	186,000	0.1%	4,110
OCM Convertible Trust	2,290,000	1.5%	50,608
Ohio Bureau of Workers Compensation	137,000	0.1%	3,028
Palladin Securities LLC	400,000	0.3%	8,840
Partner Reinsurance Company Ltd.	730,000	0.5%	16,133
Physicians' Reciprocal Insurers Account #7	1,200,000	0.8%	26,519
Policeman & Firemen Retirement System of the City of Detroit	453,000	0.3%	10,011
Pro-mutual	541,000	0.4%	11,956
Qwest Occupational Health Trust	260,000	0.2%	5,746
Radian Guaranty	750,000	0.5%	16,575
Ramius Capital Group LLC	200,000	0.1%	4,420
Ramius LP	110,000	0.1%	2,431
RCG Baldwin, LP	275,000	0.2%	6,077
RCG Halifax Master Fund Ltd	1,225,000	0.8%	27,072
RCG Latitude Master Fund Ltd	2,575,000	1.7%	56,906
RCG Multi Strategy A/C LP	2,650,000	1.8%	58,563
San Diego County Employees Retirement Association	950,000	0.6%	20,994
Shell Pension Trust	286,000	0.2%	6,320
Southern Farm Bureaus Life Insurance Company	1,000,000	0.7%	22,099
State Employees' Retirement Fund of the State of Delaware	960,000	0.6%	21,215
State of Maryland Retirement Agency	2,318,000	1.5%	51,226
Sturgeon Limited	502,000	0.3%	11,094
Sunrise Partners Limited Partnership	3,000,000	2.0%	66,298
Tag Associates	100,000	0.1%	2,210
The Coast Fund L.P.	3,500,000	2.3%	77,348
The Cockrell Foundation	100,000	0.1%	2,210
The Dow Chemical Company Employees' Retirement Plan	2,500,000	1.7%	55,249
The Fondren Foundation	75,000	0.1%	1,657
The Grable Foundation	65,000	0.0%	1,436

Selling Securityholders	Principal Amount of Debentures Beneficially Owned That May Be Sold Hereby	Percentage of Debentures Outstanding (2)	Number of Shares of Common Stock That May Be Sold Hereby (1) (2)
TQA Master Fund, Ltd.	$ 5,000,000	3.3%	110,497
TQA Master Plus Fund, Ltd.	3,000,000	2.0%	66,298
Trustmark Insurance	249,000	0.2%	5,503
UBS O'Connor LLC f/b/o O'Connor Global Convertible Portfolio	750,000	0.5%	16,575
UBS O'Connor LLC f/b/o O'Connor Global Convertible Arbitrage Master Ltd.........	7,500,000	5.0%	165,746
United Food and Commercial Workers Local 1262 and Employers Pension Fund	600,000	0.4%	13,260
Wachovia Securities International LTD	8,500,000	5.7%	187,845
XAVEX Convertible Arbitrage #5	200,000	0.1%	4,420
Zazove Hedged Convertible Fund L.P.......	1,500,000	1.0%	33,149
Zazove Income Fund L.P.	1,250,000	0.8%	27,624
Zurich Institutional Benchmarks Master Fund LTD...................................	1,000,000	0.7%	22,099
Any other holder of debentures or future transferee, pledgee or donee of or successor to any holder.........................	14,125,000	9.4%	312,154
TOTALS.............................	$150,000,000	100.0%	3,314,917

* Less than 1%.

(1) Assumes conversion of all of the holder's debentures at a conversion rate of 22.0994 shares of our common stock per each $1,000 principal amount of the debentures. This conversion rate, however, will be subject to adjustment as described under "Description of Debentures — Conversion Rights." As a result, the number of shares of our common stock issuable upon conversion of the debentures may increase or decrease in the future.

(2) Information about any other selling securityholders may be set forth in one or more prospectus supplements, if required, and assumes that any other holders of debentures, or any future transferees, pledges, donees or successors of or from any such other holders of debentures, do not beneficially own any common stock, other than the common stock issuable upon conversion of the debentures at the initial conversion rate. In calculating these amounts, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that particular holder's debentures. However, we did not assume the conversion of any other holders' debentures. Based upon such assumptions, no holder will own more than 1% of our common stock.

We prepared this table based on the information supplied to us by the selling securityholders named in the table, and we have not sought to verify such information.

The selling securityholders listed in the above table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act, some or all of their debentures or shares of our common stock since the date on which the information in the table above was provided to us. Information about the selling securityholders may change over time.

Because the selling securityholders may offer all or some of their debentures or the shares of our common stock issuable upon conversion of the debentures from time to time, we cannot estimate the amount of the debentures or number of shares of our common stock that will be held by the selling securityholders upon the termination of any particular offering by such selling securityholders. See "Plan of Distribution."

PLAN OF DISTRIBUTION

The debentures and the common stock into which the debentures are convertible are being registered to permit public secondary trading of these securities by the holders thereof from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale of the debentures or the common stock by selling securityholders. We estimate that the expenses for which we will be responsible in connection with this offering will be approximately $314,000. The selling securityholders intend to distribute the debentures and the shares of our common stock issuable upon conversion of the debentures from time to time only as follows (if at all)

- to or through underwriters, brokers or dealers;

- directly to one or more other purchasers;

- through agents on a best-efforts basis; or

- otherwise through a combination of any such methods of sale.

If a selling securityholder sells the debentures or shares of our common stock issuable upon conversion of the debentures through underwriters, dealers, brokers or agents, such underwriters, dealers, brokers or agents may receive compensation in the form of discounts, concessions or commissions from the selling securityholder and/or the purchasers of the debentures or shares of our common stock. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

The debentures and the shares of our common stock issuable upon conversion of the debentures may be sold from time to time

- in one or more transactions at a fixed price or prices, which may be changed;

- at market prices prevailing at the time of sale;

- at prices related to such prevailing market prices;

- at varying prices determined at the time of sale; or

- at negotiated prices.

Such sales may be effected

- in transactions on any national securities exchange or quotation service on which the debentures or our common stock may be listed or quoted at the time of sale;

- in transactions in the over-the-counter market;

- in block transactions in which the broker or dealer so engaged will attempt to sell the debentures or shares of our common stock issuable upon conversion thereof as agent but may position and resell a portion of the block as principal to facilitate the transaction, or in crosses, in which the same broker acts as an agent on both sides of the trade;

- in transactions otherwise than on such exchanges or services or the over-the-counter market;

- through the writing of options; or

- through other types of transactions.

In connection with sales of the debentures or our common stock or otherwise, the selling securityholders may enter into hedging transactions with broker-dealers or others, which parties may in turn engage in short sales of the debentures or our common stock in the course of hedging the positions they assume. The selling securityholders may also sell debentures or our common stock short and deliver debentures or our common stock to close out such short positions, or loan or pledge debentures or our common stock to broker-dealers or others that in turn may sell such securities. The selling securityholders may pledge or grant a security interest in some or all of the debentures or our common stock issued upon conversion of the debentures owned by them and, if the selling securityholders default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the debentures or our common stock from time to time pursuant to this prospectus. The selling securityholders also may transfer and donate debentures or shares of our common stock issuable upon conversion of the debentures in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling securityholder for purposes of the prospectus. The selling securityholders may sell short our common stock and may deliver this prospectus in connection with such short sales and use the shares of our common stock covered by the prospectus to cover such short sales. In addition, any debentures or shares of our common stock covered by this prospectus that qualify for sale pursuant to Rule 144, Rule 144A or any other available exemption from registration under the Securities Act may be sold under Rule 144, Rule 144A or such other available exemption.

At the time a particular offering of debentures or shares of our common stock issuable upon conversion thereof is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of debentures or number of shares of our common stock being offered and the terms of the offering, including the name or names of any underwriters, dealers, brokers or agents, if any, and any discounts, commissions or concessions allowed or reallowed to be paid to brokers or dealers.

Selling securityholders and any underwriters, dealers, brokers or agents who participate in the distribution of the debentures or shares of our common stock may be deemed to be "underwriters" within the meaning of the Securities Act and any profits on the sale of the debentures or shares of our common stock by them and any discounts, commissions or concessions received by any such underwriters, dealers, brokers or agents may be deemed to be underwriting discounts and commissions under the Securities Act. Selling securityholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling securityholders and any other person participating in such distribution will be subject to, and the selling securityholders have acknowledged that they understand their obligations to comply with, the applicable provisions of the Exchange Act and the rules and regulations thereunder, including, without limitation, the rules thereunder relating to stock manipulations, particularly Regulation M. Regulation M may limit the timing of purchases and sales of the debentures and shares of our common stock by the selling securityholders and any other such person. Furthermore, Regulation M may restrict the ability of any person engaged in a distribution of the debentures or shares of our common stock to engage in market-making activities with respect to the debentures and shares of our common stock being distributed for a period of up to five business days prior to the commencement of such distribution. All of the foregoing may affect the marketability of the debentures and shares of our common stock and the ability of any person or entity to engage in market-making activities with respect to the debentures and shares of our common stock.

Pursuant to the registration rights agreement entered into in connection with the offer and sale of the debentures by us, each of us on the one hand and the selling securityholders on the other hand will be indemnified by the other against certain liabilities, including certain liabilities under the Securities Act, or will be entitled to contribution in connection therewith.

We will pay the expenses of the shelf registration statement, provided that each selling securityholder will pay all fees and expenses of its own counsel and any broker's commission, agency fee or underwriter's discount or commission.

To comply with the securities laws of some states, if applicable, the debentures and common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the debentures and common stock may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

Our common stock is quoted on the New York Stock Exchange under the symbol "HRS." The debentures are not listed on any securities exchange or other stock market and we do not intend to apply for listing of the debentures on any securities exchange or other stock market. Accordingly, we give you no assurance as to the development or liquidity or any trading market for the debentures. See "Risk Factors — An active trading market for the debentures may not develop."

The aggregate proceeds to the selling securityholders from the sale of the debentures or common stock into which the debentures are convertible offered by them hereby will be the purchase price of the debentures or common stock less discounts and commissions, if any. Each of the selling securityholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of debentures or common stock to be made directly or through agents.

LEGAL MATTERS

Holland & Knight LLP, Jacksonville, Florida, will pass upon certain legal matters regarding the validity of the debentures and the shares of our common stock issuable upon conversion of the debentures.

EXPERTS

Our consolidated financial statements as of June 28, 2002 and June 29, 2001, and for each of the three years in the period ended June 28, 2002, incorporated by reference in this prospectus, have been audited by Ernst & Young LLP, independent certified public accountants, as stated in their report thereon incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available over the Internet at the SEC's web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference room:

Public Reference Room
450 Fifth Street, N.W.
Room 1024
Washington, D.C. 20549

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, DC 20549. Please call 1-800-SEC-0330 for further information on the operations of the public reference facility and copying charges. Our SEC filings are also available at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.



HARRIS

3.5% Convertible Debentures due 2022
and
3,314,917 Shares of Common Stock Issuable Upon Conversion of the Debentures

No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the securities it describes, and only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. *Other Expenses of Issuance and Distribution.*

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by the Registrant in connection with the distribution of the securities being registered. All of the amounts shown are estimates, except the Securities and Exchange Commission registration fee.

Securities and Exchange Commission registration fee	$ 13,800
Accounting fees and expenses	35,000
Legal fees and expenses	75,000
Indenture Trustee's fees and expenses	12,000
Printing costs	50,000
Rating Agency fees	98,200
Miscellaneous	30,000
TOTAL	$314,000

Item 15. *Indemnification of Directors and Officers.*

Section 145 of the Delaware General Corporation Law ("DGCL") permits a corporation to indemnify any person who was, or is threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful.

A Delaware corporation may indemnify any person in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person is adjudged to be liable to the corporation in the performance of his or her duty. Where a present or former director or officer has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in the prior paragraph or in this paragraph, the corporation must indemnify him or her against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

The Registrant's By-Laws provide for indemnification of (among others) the Registrant's current and former directors and officers to the full extent permitted by law. The Registrant's By-Laws also provide that expenses (including attorneys' fees) incurred by any such person in defending actions, suits or proceedings shall be paid or reimbursed by the Registrant promptly upon demand.

As permitted by Section 102(b)(7) the DGCL, the Registrant's Restated Certificate of Incorporation provides that its directors will not be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to the Registrant or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL, which concerns unlawful payment of dividends, stock purchases or redemptions, or (d) for any transaction from which the director derived an improper personal benefit.

While the Restated Certificate of Incorporation provides directors with protection from awards for monetary damages for breaches of their duty of care, it does not eliminate that duty. Accordingly, the Restated Certificate of Incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of his or her duty of care. The provisions described in the preceding paragraph apply to an officer of the Registrant only if he or she is a director of the Registrant and is acting in his or her capacity as a director, and do not apply to officers of the Registrant who are not directors.

As permitted by the DGCL, the Registrant maintains officers' and directors' liability insurance that insures against claims and liabilities (with stated exceptions) that officers and directors of the Registrant may incur in such capacities. In addition, the Registrant has entered into indemnification agreements with each of the directors and executive officers pursuant to which each director and executive officer is entitled to be indemnified to the fullest extent allowable under Delaware law.

Item 16. *Exhibits.*

The following exhibits are filed herewith or incorporated by reference as part of this Registration Statement:

3(a)   Restated Certificate of Incorporation of Harris Corporation (December 1995), incorporated herein by reference to Exhibit 3(i) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.

3(b)   By-Laws of Harris Corporation as in effect December 3, 1999, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on December 6, 1999.

3(c)   Amendment to By-Laws of Harris Corporation, adopted on June 23, 2000, incorporated herein by reference to Exhibit 3(iii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000.

4(a)   Indenture, dated as of August 26, 2002, between the Registrant and The Bank of New York, incorporated herein by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed with the Commission on August 26, 2002.

4(b)   Registration Rights Agreement, dated as of August 26, 2002, among the Registrant, Salomon Smith Barney Inc., Morgan, Stanley & Co. Incorporated, Wachovia Securities, Inc. and SunTrust Capital Markets, Inc., incorporated herein by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed with the Commission on August 26, 2002.

4(c)   Form of Debenture (included in Exhibit 4(a)).

4(d)   Stockholder Protection Rights Agreement, between the Registrant and Mellon Investor Services, L.L.C. (formerly ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, dated as of December 6, 1996, incorporated herein by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on December 6, 1996.

5   Opinion of Holland & Knight LLP, as to the validity of the securities registered hereby.

8   Tax opinion of Holland & Knight LLP.

12   Statement Regarding Computation of Ratios of Earnings to Fixed Charges.

23(a)   Consent of Holland & Knight LLP (included in Opinion in Exhibit 5).

23(b)   Consent of Ernst & Young LLP.

23(c)   Consent of Holland & Knight LLP (included in Opinion in Exhibit 8).

24   Powers of Attorney (included on the signature pages of this Registration Statement).

25   Statement of Eligibility and Qualification of Trustee on Form T-1.

Item 17. *Undertakings.*

The undersigned Registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

    (i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

    (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) under the Securities Act if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in this Registration Statement; and

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Securities and Exchange Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

(4) That, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Melbourne, State of Florida, on this 25th day of October, 2002.

HARRIS CORPORATION
(Registrant)

By: /s/   BRYAN R. ROUB
Bryan R. Roub
Senior Vice President and
Chief Financial Officer

POWER OF ATTORNEY

KNOW TO ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints RICHARD L. BALLANTYNE and SCOTT T. MIKUEN, each and individually, his or her true and lawful attorneys-in-fact and agents, with full power of substitution and re-substitution, for him or her in any and all capacities, to sign any and all amendments including post-effective amendments, to this Registration Statement and to file the same with the Securities and Exchange Commission, granting unto each of such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary in connection with such matters and hereby ratifying and confirming all that each such attorneys-in-fact or agents or their substitutes, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following persons in the capacities and on the date indicated.

Signature	Title	Date
/s/ PHILLIP W. FARMER Phillip W. Farmer	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	October 25, 2002
/s/ BRYAN R. ROUB Bryan R. Roub	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	October 25, 2002
/s/ JAMES L. CHRISTIE James L. Christie	Vice President-Controller (Principal Accounting Officer)	October 25, 2002
/s/ THOMAS A. DATTILO Thomas A. Dattilo	Director	October 25, 2002
/s/ ALFRED C. DeCRANE, JR. Alfred C. DeCrane, Jr.	Director	October 25, 2002
/s/ RALPH D. DeNUNZIO Ralph D. DeNunzio	Director	October 25, 2002
/s/ JOSEPH L. DIONNE Joseph L. Dionne	Director	October 25, 2002
/s/ LEWIS HAY III Lewis Hay III	Director	October 25, 2002
/s/ KAREN KATEN Karen Katen	Director	October 25, 2002
/s/ STEPHEN P. KAUFMAN Stephen P. Kaufman	Director	October 25, 2002
/s/ DAVID B. RICKARD David B. Rickard	Director	October 25, 2002
/s/ GREGORY T. SWIENTON Gregory T. Swienton	Director	October 25, 2002

INDEX TO EXHIBITS

Exhibit No.	
3(a)	Restated Certificate of Incorporation of Harris Corporation (December 1995), incorporated herein by reference to Exhibit 3(i) to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1996.
3(b)	By-Laws of Harris Corporation as in effect December 3, 1999, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K filed with the Commission on December 6, 1999.
3(c)	Amendment to By-Laws of Harris Corporation, adopted on June 23, 2000, incorporated herein by reference to Exhibit 3(iii) to the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2000.
4(a)	Indenture, dated as of August 26, 2002, between the Registrant and The Bank of New York, incorporated herein by reference to Exhibit 99.2 to the Registrant's Current Report on Form 8-K filed with the Commission on August 26, 2002.
4(b)	Registration Rights Agreement, dated as of August 26, 2002, among the Registrant, Salomon Smith Barney Inc., Morgan, Stanley & Co. Incorporated, Wachovia Securities, Inc. and SunTrust Capital Markets, Inc., incorporated herein by reference to Exhibit 99.3 to the Registrant's Current Report on Form 8-K filed with the Commission on August 26, 2002.
4(c)	Form of Debenture (included in Exhibit 4(a)).
4(d)	Stockholder Protection Rights Agreement, between the Registrant and Mellon Investor Services, L.L.C. (formerly ChaseMellon Shareholder Services, L.L.C.), as Rights Agent, dated as of December 6, 1996, incorporated herein by reference to Exhibit 1 to the Registrant's Registration Statement on Form 8-A filed with the Commission on December 6, 1996.
5	Opinion of Holland & Knight LLP, as to the validity of the securities registered hereby.
8	Tax opinion of Holland & Knight LLP.
12	Statement Regarding Computation of Ratios of Earnings to Fixed Charges.
23(a)	Consent of Holland & Knight LLP (included in Opinion in Exhibit 5).
23(b)	Consent of Ernst & Young LLP.
23(c)	Consent of Holland & Knight LLP (included in Opinion in Exhibit 8).
24	Powers of Attorney (included on the signature pages of this Registration Statement).
25	Statement of Eligibility and Qualification of Trustee on Form T-1.